UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB
AMENDMENT NO. 4

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

BESTWAY COACH EXPRESS INC.

(Name of Small Business Issuer in its Charter)

New York	13-396-1159
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2 Mott Street, 7th Floor, New York, New York	10013
(Address of Principal Executive Offices)	(Zip code)

 (212) 608-8988

(Issuer’s Telephone Number)

Securities to be registered under Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $0.001 Par Value

TABLE OF CONTENTS

PART I

ITEM 1.	DESCRIPTION OF BUSINESS

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS

ITEM 3.	DESCRIPTION OF PROPERTY

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

ITEM 6.	EXECUTIVE COMPENSATION

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.	DESCRIPTION OF SECURITIES

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

ITEM 2.	LEGAL PROCEEDINGS

ITEM 3.	CHANGES IN AND DISAGREEMENT WITH ACCOUNTANTS

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

PART F/S

ITEM 1.	FINANCIAL STATEMENTS AND EXHIBITS

PART III

ITEM 1.	INDEX TO EXHIBITS

FORWARD-LOOKING STATEMENTS

This registration statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology like "believes," "anticipates," "expects," "estimates," or similar terms. These statements appear in a number of places in this registration statement and include statements regarding our intent, belief or current expectations and those of our directors or officers with respect to, among other things:(i) trends affecting our financial condition or results of operations, (ii) our business and growth strategies, and (iii) our financing plans. You are cautioned that any forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the effect of tourism levels on our business, the rising price of insurance, government regulation, and technological change and competition. The accompanying information contained in this registration statement, including, without limitation, the information set forth under the heading "Risk Factors" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. You are urged to carefully consider these factors. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

Background

We were incorporated in New York on August 4, 1997. We are a motorcoach service provider with 23 motorcoaches. We currently provide specialized destination route services to the Mohegan Sun Resort and Casino in Connecticut and the Tropicana, Taj Mahal, Claridge and Trump Marina in Atlantic City, New Jersey, which, for the nine-month period ending August 31, 2005, accounts for approximately 94% of our revenues, charter services to tour and travel agencies, which accounts for approximately 6% of our revenues and airport services, sightseeing services and other services which accounts for the remaining <1% of our revenues. We maintain a garage depot at 183 7th Avenue, Brooklyn, New York 11215, which is located in the Park Slope area of Brooklyn. Our bus fleet and maintenance department is located at this garage. Our executive offices are located at 2 Mott Street, New York, New York 10013 in the Chinatown area of New York City. Our telephone number at this address is (212) 608 - 8988 and our fax number at this address is (212) 608 -9169. We currently have 45 full-time employees and 18 part-time employees.

Our Services

We provide services on both a contracted and per seat basis. For contracted services, we arrange a fee for the use of our motorcoaches. In these arrangements, the customer contracts the vehicle for use and we are paid a rate, generally on a daily or per mile basis, that is not dependent on passenger load factors. In per seat operations, we are paid by each individual customer. Fares for these per seat services are usually determined by us and payment is received from individual passengers or through an independent commissioned agent. Approximately 99% of our services are provided on a contracted basis and less than 1% of our services are provided on a per seat basis.

Special Destination Services

Currently, most of our revenues are derived through the provision of specialized destination route service, which is comprised of daily scheduled service to and from casinos in Connecticut and Atlantic City and specified locations in Manhattan, Queens and Brooklyn. Tickets are sold through independent agents and at specified locations. Customers are taken on an "open-door" basis or by reservation.

Charter and Tour Services

We currently provide charter services at a fixed daily rate, based on mileage and hours of operation. We have informal verbal arrangements with tour agencies to provide various levels of service and equipment for agent-sponsored and organized tours. Under these arrangements, we provide the motorcoach and driver at a fixed daily rate.

We also provide sightseeing services on a scheduled basis at an advertised or published price. Typically, customers will make reservations for the tours or can simply board on an "open-door" basis at scheduled locations. Payment is made by the customer, or through the travel agent or hotel.

Airport Service

We also provide services to and from New York City airports and traveler destinations in the New York tri-state area.

Sales and Marketing

We have historically, conducted limited marketing of our services. The principal means of marketing charter and tour services has been in telephone directories and through direct mail to customers included in our computer data base. Our specialized destination route services to casinos in Atlantic City and Connecticut are promoted by the casinos through the provision of incentives to passengers, including vouchers for a small amount of cash with which to gamble and a meal at the casino, which are included with each bus ticket purchased.

Operations

Our garage depot is located in Brooklyn, New York. On staff at this location are 7 mechanics who maintain our bus fleet, 5 office staff, 2 dispatchers and a general manager. Our executive offices are located in New York’s Chinatown. All administrative functions are conducted at these executive offices.

Because our specialized destination route services involve fixed routes which rarely vary, the dispatch function is limited to communicating with drivers by radio to determine that the motorcoach is in service, the number of passengers embarked and whether the motorcoach is on schedule and to deal with any problems in route. When necessary, dispatchers can communicate necessary modifications in schedules to meet customer demand and increase utilization. In most instances, we receive bookings for tours and charters well in advance, which enables us to predict periods during which equipment utilization is likely to be low. When this occurs, we more actively solicit charter business in an effort to maintain equipment utilization or schedule alternative uses for its equipment, particularly during the winter months when tourism declines.

Equipment

We currently operate 23 motor coaches. Eleven of these motorcoaches are 2005 MCI motorcoaches (3 J Model vehicles and 8 DL model vehicles). The remaining twelve motorcoaches are 1997, 1998, 2000 and 2001 Van Hool motorcoaches that we lease.

Prior to June 2005 we used only Van Hool motorcoaches. In May 2005 we entered into a contract relating to the acquisition of 11 MCI motorcoaches. In June 2005, we received eleven new MCI motorcoaches and traded in eleven of our older Van Hool motorcoaches. We expect to trade in the remaining twelve older Van Hool Motorcoaches by the end of January 2006. At such time our entire fleet will consist of new MCI motorcoaches.

The MCI motorcoaches have many luxury features that enhance our client’s experience and provide for a comfortable and safe ride, including spiral entrance stairways, Jacob's® engine brake, anti-lock braking system, projector headlamps, frameless windows, fully multiplexed electrical system, air-locking baggage compartments and chemical-type lavatories.

We believe that the acquisition of new motorcoaches will help us to compete better in our market, since we will be able to offer our customers a more comfortable luxury ride in a brand new motorcoach.

We acquired the 11 new MCI motorcoaches pursuant to a purchase agreement with MCI (Motor Coach Industries) that we entered into on May 24, 2005. Pursuant to the agreement we paid an aggregate purchase price of $4,211,000. We obtained financing for the purchase of these new motorcoaches through Caterpillar Financial Services Corporation. Under the terms of the financing arrangement, we paid an aggregate down payment of $165,000 and we financed the remaining $4,046,000.

The motorcoaches come with a nontransferable 30 month (unlimited mileage) limited warranty from MCI. MCI warrants during the warranty term that each motorcoach, subject to specified exceptions, will be free from defects in material and workmanship. Following are some of the limitations that apply under the warranty:

Part	Coverage
Belts	24 months
Brake Drums & Shoes	Not covered
Brake Rotors & Pads	Not covered
Engine	24 months, covered only by engine supplier
Engine Accessories	24 months, covered only by engine supplier
Entertainment system	Covered only by system supplier
Transmission	24 months, covered only by transmission supplier

The warranties on our older Van Hool motorcoaches have all expired.

The carrying value of the first three coaches that were traded in during May 2005 was $515,223, and the trade-in amount of such coaches, in the aggregate, was $401,631. The carrying value of the remaining eight coaches that were traded in during June 2005 was $1,632,662, and the trade-in amount of such coaches, in the aggregate, was $1,165,156. In total, the carrying value of the eleven coaches, in the aggregate, was $2,147,885, and the trade-in amount of such coaches, in the aggregate, was $1,566,787, resulting in the $581,098 loss on trade-in of capitalized leases in the statement of cash flow on page F-5 (Interim). We accounted for the transactions as a capital lease.

We are in the process of negotiating the terms of the acquisition of the remaining 12 new MCI motorcoaches. We expect to take delivery of these new motorcoaches before the end of January 2006. The purchase price per coach for these motorcoaches will be the same as the purchase price per coach of the 11 motorcoaches that we acquired in May 2005. However, MCI has indicated that it is not willing to give us the same trade-in value for our 12 remaining Van Hool motorcoaches that it gave us for the 11 Van Hool motorcoaches that we already traded in. We continue to negotiate this issue with MCI.

Maintenance

We currently have a comprehensive preventive maintenance program for our equipment to minimize equipment downtime and prolong equipment life. This program includes regular safety checks when a motorcoach returns to our garage, regular oil and filter changes, lubrication, cooling system checks and wheel alignment on average every 6,000 to 12,000 miles, and more extensive maintenance procedures at greater intervals. Interiors of motorcoaches are cleaned and exteriors washed usually on a daily basis.

Repairs and maintenance are performed at our Brooklyn garage facility. This facility has on location a total of 7 mechanics and other maintenance personnel at October 15, 2005. Most maintenance provided by outside facilities results from on-the-road breakdowns or involves major engine overhauls, which are performed by the dealer.

Employees, Drivers and Other Personnel

At October 15, 2005, we had approximately 45 full time employees, of whom 30 were drivers and 7 were maintenance personnel. The balance included administrative personnel, sales and customer service personnel and dispatchers. We also utilize approximately 18 independent contractors to drive our motorcoaches on a regular basis.

We have historically had relatively minimal driver turnover among full-time drivers. Safety and dependability of drivers are critical to our operations. Drivers are required to comply with all applicable Federal, state and driver qualification and safety regulations, including hours of service and medical qualifications, and to hold a Commercial Driver's License issued in conformity with regulations of the Federal Highway Administration (FHWA). Drivers are also subjected to drug and alcohol testing requirements imposed by the FHWA, including random, reasonable suspicion and post-accident testing. Driver applicants are required to have significant driving experience and to pass medical examinations.

No unions currently represent any of our employees and we are not a party to any collective bargaining agreements. We have not experienced any work stoppages and believe that relationships with our employees are satisfactory.

Safety

We are dedicated to maintaining safe operations. We adhere to the FHWA and comparable state motor carrier safety rules, including rules concerning safe motor vehicle equipment, driver qualifications and safe operation of vehicles. Our drivers undergo regular drug and alcohol testing in conformity with FHWA and comparable state requirements. We also address accidents and other incidents and take follow-up steps intended to reduce the risk of repeat accidents and incidents.

Risk Management and Insurance

The primary risks involved in our operations are bodily injury, property damage and workers' compensation. We currently maintain insurance against these risks and we are subject to liability as self insurers to the extent of the deductible under each policy.

We currently maintain liability insurance for bodily injury and third party property damage in sufficient amounts to meet all applicable Federal requirements. Our workers' compensation policy complies with New York State law.

Fuel Availability and Cost

Fuel prices are subject to sudden increases as a result of variations in supply levels and demand. Any sustained increase in fuel prices could adversely affect our results of operations due to the resulting increase in our operating costs. From time to time, there are efforts at the Federal or state level to increase fuel or highway use taxes, which, if enacted, also could adversely affect our results of operations.

Competition

The portions of the motorcoach industry in which we operate are highly competitive, fragmented and served by numerous operators, most of which serve only a single area or region. Our competitors include Lotus Tours, Skyliner Bus Company and Fung Wah Bus Company.

We believe that the principal competitive factors in the bus service industry are reliability, customer service and price, as well as equipment comfort and appearance.

We believe that our competitive position is at least equal to that of other regional bus service companies that operate with 10 to 30 buses running out of a single depot and better than that of smaller bus service companies having less than 10 buses. Our methods of competition include using late model MCI motorcoaches. We believe that our clients find these coaches to be more luxurious than other coaches.

Regulation

The United States Secretary of Transportation and three agencies within the United States Department of Transportation (the Surface Transportation Board, the Federal Highway Administration, and the Federal Transit Administration) regulate, to a limited extent, our interstate motorcoach operations. The Federal Highway Administration, or FHWA, requires our interstate motorcoach operators to register with that agency, to maintain minimum amounts of insurance and to operate in conformity with safety regulations. One or more of the regulatory bodies listed above requires our interstate motorcoach operators to adhere to driver qualification guidelines, to provide transportation service on reasonable request and to provide safe and adequate service and vehicles; however, none of the regulatory bodies regulates our interstate motorcoach fares, nor do they require our interstate motorcoach operators to file tariffs. The Surface Transportation Board, or STB, and the FHWA can impose civil penalties upon us for violations of applicable regulatory requirements; the FHWA may suspend, amend or revoke our motorcoach operator's registration for our operator's substantial failure to comply with applicable regulations. We believe that we have conducted our operations in substantial compliance with applicable regulations, and we do not believe that ongoing compliance with such regulations will require us to make substantial capital expenditures.

Federal regulatory authority preempts state and local governments from regulating the scheduling or rates of interstate or intrastate transportation provided by motorcoach operators on interstate routes. State and local regulation of interstate and intrastate charter bus transportation is also preempted.

Environmental Matters

Our operations are subject to various Federal, state and local environmental laws and regulations governing vehicle emissions, aboveground fuel tanks and the storage, use and disposal of hazardous materials and hazardous waste in connection with our in-house maintenance operations. These laws include the Water Pollution Control Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and various state and local laws. There is a 6,000 gallon above ground storage tank at our Brooklyn garage depot. We also wash our motorcoaches at our Brooklyn garage depot and the resulting waste must be disposed of in accordance with regulatory requirements. In the event of a spill, we would be responsible for the cost of the clean-up. Our oil based fluids (motor oil, antifreeze, etc.) are removed by a waste oil company at no cost to us. This waste oil company refines and resells or otherwise utilizes these fluids.

Our cost of compliance with environmental laws is approximately $3,000 per year consisting mostly of fees paid to remove coach lavatory waste.

Dependence upon Major Customers

For the fiscal years ended November 30, 2004 and 2003 we generated approximately $2,492,200 and $1,217,350 in revenues, respectively, from one customer (Mohegan Sun Casino). These revenues constituted approximately 47% and 27% of our total revenues for fiscal year 2004 and 2003, respectively. Another customer, SGS Travel, contributed $1,081,293 to our revenues in fiscal year 2004 and $888,508 in fiscal year 2003, which constituted 21% and 20% of our revenues in such years, respectively. Trump Plaza contributed $793,522 to our revenues in fiscal year 2004 and $310,732 to our revenues in fiscal year 2003, which constituted 15% and 7% of our total revenues in such years, respectively. We do not have any written agreements with any of these major customer and these customers have indicated that they have no intention of entering into written agreements with us for our provision of bus services to them. Therefore, the provision of services to these customer is provided by us “at will” and the customers may decide not to use our services at any time.

Risk Factors

You should carefully consider the risks described below, which constitute all of the material risks facing us. If any of the following risks actually occur, our business could be harmed. You should also refer to the other information about us contained in this registration statement, including our financial statements and related notes.

FINANCIAL RISKS

We only have $650,660 in current assets of which only $69,807 was cash and cash equivalents at August 31, 2005. Our total current liabilities as at such date were $3,295,537. This means we have a working capital deficit of $2,644,877. We also have long term debt of $4,995,449.

In order to effectively run our business we will require additional working capital. We may seek to satisfy our future funding requirements through revenues generated through our operations, the proceeds of public or private offerings of our securities, or through loans from financial institutions or our controlling stockholders. We do not have any immediate plans to effect a private placement or public offering of our securities nor do we have any written or verbal commitments from any other source of financing. Additional financing may not be available when needed or on terms acceptable to us. Unavailability of financing may result in delays in making capital expenditures that management believes are necessary to effectively operate our business and compete in our market. To the extent we raise additional capital by issuing equity securities, your ownership interest would be diluted.

BUSINESS RISKS

Our business is subject to seasonal fluctuations, which makes our revenues and results of operations vary from season to season.

The motorcoach business is subject to seasonal variations in operations. During the winter months, operating costs are higher due to the cold weather and demand for motorcoach services is lower, particularly because of a decline in tourism. As a result, our revenues and results of operations are lower in winter months.

Fuel is one of our most significant operating expenses. Fuel costs are subject to significant fluctuations due to economic factors. Fluctuations in the cost of fuel can have a significant impact on our operations and results of operations.

Fuel is one of our most significant operating expenses. Fuel prices are subject to sudden increases as a result of variations in supply levels and demand. Any sustained increase in fuel prices could adversely affect our results of operations. From time to time, there are efforts at the Federal or state level to increase fuel or highway use taxes, which, if enacted, also could adversely affect our results of operations.

Insurance costs in the motorcoach industry have increased significantly over the last few years and it has become increasingly difficult for us to find insurance at commercially reasonable rates. We cannot operate without insurance.

In fiscal year 2004, we paid $475,851 in insurance premiums to insure our buses and $75,411 in insurance premiums for worker’s compensation insurance. In 2003 we paid $409,360 in insurance premiums to insure our buses and $47,947 in worker’s compensation insurance. Insurance costs continue to increase each year. The increase in insurance costs has negatively affected our cash flows. Furthermore, although we were able to obtain insurance for 2005, the process for obtaining insurance was prolonged and we were rejected by some of the insurance companies that we applied to for insurance before being able to ultimately secure insurance.

We are self-insured for the deductible amounts under our insurance policies, which deductible amount is $25,000 per vehicle, per occurrence. If we were to experience a significant increase in the number of claims for which we are self-insured or claims in excess of its insurance limits, our results of operations and financial condition would be adversely affected.

As a provider of motorcoach services, we are subject to significant regulations. Compliance with these regulations requires us to incur operating costs, which affect our bottom line.

Motorcoach operators are also subject to extensive safety requirements and requirements imposed by environmental laws, workplace safety and anti-discrimination laws, including the Americans with Disabilities Act. Safety, environmental and vehicle accessibility requirements for motorcoach operators have increased in recent years, and this trend could continue. The FHWA and state regulatory agencies have broad power to suspend, amend or revoke our operating authorizations for failure to comply with statutory requirements, including safety and insurance requirements. Many states require motorcoach operators to obtain authority to operate over certain specified intrastate routes, and, in some instances, such authority cannot be obtained if another operator already has obtained authority to operate on that route. As a result, there may be regulatory constraints on the expansion of the our operations in these states.

CONCENTRATED CONTROL RISKS

The management team voting together has the power to make all major decisions regarding the company without the need to get consent from any stockholder or other person. Wilson Cheng, our Chief Executive Officer and President, is also the only person knowledgeable about our business, affairs and history and the loss of his services would likely result in the indefinite cessation of our operations and the complete failure of our current business plan.

Our management team owns, in the aggregate, 64.18% of our outstanding common stock. Mr. Cheng, our Chief Executive Officer, owns 61.4% of the outstanding common stock; Vivian Cheng, Mr. Cheng’s sister, a director and the Secretary of Bestway, owns 1.46% of our outstanding common stock; Kelvin Chan, our Chief Operating Officer, owns 0.73% of our outstanding common stock; and Jovi Chen, our VP of Sales and Marketing, owns 0.58% of our outstanding common stock. Our current management team, acting together has the power to make all major decisions regarding our affairs, including decisions regarding whether or not to issue stock and for what consideration, whether or not to sell all or substantially all of our assets and for what consideration and whether or not to authorize more stock for issuance or otherwise amend our charter or bylaws. Our management team is in a position to elect all of our directors and to dictate all of our policies. Currently, none of our directors are independent. All of our directors are members of our management team.

Furthermore, since Mr. Cheng is our founder and currently our Chief Executive Officer, no other person affiliated with, or employed by, us has his in depth knowledge of our day to day operations or institutional knowledge regarding our history and past affairs. The loss or inability of Mr. Cheng to perform his duties would likely result in the indefinite cessation of our operations and the complete failure of our current business plan. We have no key man insurance on the life of Mr. Cheng. We anticipate the hiring of new employees in connection with the planned expansion of our business. Our future success will depend in significant part on our ability to hire and retain key technical sales and senior management personnel. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting and retaining such personnel.

MARKET RISKS

There is no public market for our common stock, and even if a market develops, it will likely be thin and subject to manipulation.

Our common stock is not listed on any exchange or quoted on any similar quotation service, and there is currently no public market for our common stock. We have not taken any steps to enable our common stock to be quoted on the OTC Bulletin Board, and can provide no assurance that our common stock will ever be quoted on any quotation service or that any market for our common stock will ever develop. As a result, stockholders may be unable to liquidate their investments, or may encounter considerable delay in selling shares of our common stock. A trading market may not develop in the future, and if one does develop, it may not be sustained. If an active trading market does develop, the market price of our common stock is likely to be highly volatile due to, among other things, the low revenue nature of our business and because we are a new public company with a relatively limited operating history. Further, even if a public market develops, the volume of trading in our common stock will presumably be limited and likely be dominated by a few individual stockholders. The limited volume, if any, will make the price of our common stock subject to manipulation by one or more stockholders and will significantly limit the number of shares that one can purchase or sell in a short period of time.

The equity markets have, on occasion, experienced significant price and volume fluctuations that have affected the market prices for many companies’ securities and that have often been unrelated to the operating performance of these companies. Any such fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, stockholders may be unable to sell their shares, or may be forced to sell them at a loss.

Obtaining additional capital through the future sale of common stock and derivative securities will result in dilution of stockholder interests.

We will likely raise additional funds in the future by issuing additional shares of common stock or securities such as convertible notes, options, warrants or preferred stock that are convertible into common stock. Any such sale of common stock or other securities will lead to further dilution of the equity ownership of existing holders of our common stock.

We do not intend to pay dividends to our stockholders, so you will not receive any return on your investment in our company prior to selling your interest in Bestway.

We have never paid any dividends to our stockholders. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future. If we determine that we will pay dividends to the holders of our common stock, we cannot assure that such dividends will be paid on a timely basis. As a result, you will not receive any return on your investment prior to selling your shares in our company and, for the other reasons discussed in this “Risk Factors” section, you may not receive any return on your investment even when you sell your shares in our company.

A significant number of our shares will be eligible for sale and their sale or potential sale may depress the market price of our common stock.

Sales of a significant number of shares of our common stock in the public market could harm the market price of our common stock. We have authorized 20,000,000 shares of common stock. We have outstanding 13,680,000 shares of common stock. Accordingly, we have 6,320,000 shares of common stock available for future sale.

As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease its price. Some or all of the shares of common stock may be offered from time to time in the open market under Rule 144, and these sales may have a depressive effect on the market for our shares of common stock. In general, a person who has held restricted shares for a period of one year may, on filing with the SEC a notification on Form 144, sell into the market common stock in an amount equal to 1% of the outstanding shares for Bulletin Board Companies. Such sales may be repeated once each three months, and any of the restricted shares may be sold by a non-affiliate after they have been held two years.

The SEC’s penny stock rules apply to us. These rules may have the effect of decreasing the liquidity of our stock and increasing the transaction cost for transactions in our stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Under these rules, broker-dealers participating in transactions in low priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties, the customer's rights and remedies, and certain market and other information, and make a suitability determination approving the customer for low priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent of the customers and provide monthly account statements to the customer. With all these restrictions, the likely effect of designation as a low priced stock will be to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and to increase the transaction cost of sales and purchases of such stock compared to other securities.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

We were incorporated in New York on August 4, 1997. Our primary activity is to provide bus services on both a contracted and per seat basis. Most of our revenues are derived through the provision of specialized destination route service, which is comprised of daily scheduled service to and from casinos in Connecticut and Atlantic City, and specified locations in Manhattan, Queens and Brooklyn. Tickets are sold through independent agents retained by the casinos and at specified locations. Customers are taken on an "open-door" basis or by reservation. From Monday through Thursday of each week, we have 17 roundtrip schedules to and from the Mohegan Sun Casino & Resort in Connecticut and destinations around New York City. On Friday through Sunday, we increase the number of our roundtrip schedules to the Mohegan Sun to 19. We provide 5 roundtrip schedules from Monday through Thursday from New York City to the following Atlantic City Casinos: Tropicana, Taj Majal, Claridge and Trump Marina. We increase the number of roundtrip schedules to these Atlantic City, New Jersey casinos to 7 Friday through Sunday. Some of our buses make more than one roundtrip a day to and from the casinos that they serve.

Last year about 11% of our business came from providing motorcoaches for use by various travel agencies who organized tours to various destinations. We do not have any long term contracts with these travel agencies and they book our buses for this purpose on an “as needed” basis. We get paid based upon the number of buses provided and the number of hours or mileage for which the buses are utilized. The tour business is seasonal with most bookings occurring during the summer months.

We also provide charter services at a fixed daily rate, based on mileage and hours of operation. We have informal arrangements with tour agencies to provide various levels of service and equipment for agent-sponsored and organized tours. Under these arrangements, we provide the motorcoach and driver at a fixed daily rate. On average, we charter about one motorcoach per day to third parties during the week and about 2-3 motorcoaches during the weekend.

For the most part, our special destination services and our charter services are provided on a contracted basis and not a per seat basis. Therefore, customer load factors generally do not materially affect our ability to generate revenues.

The following table sets forth, for the periods presented, data regarding the total revenue and source of revenue earned by Bestway.

	YEAR ENDED
	November 30, 2004		November 30, 2003
	Amount	Percentage	Amount	Percentage

Casinos	$4,661,940	89%	$3,591,160	80%

Tours	555,139	11%	903,784	20%

Charter	4,439	<1%	12,260	<1%

Other	33,149	<1%	—	0%

Total	5, 254,667	100%	$4,507,204	100%

Economic and Industry Wide Factors Relevant to Bestway

Our business is seasonal in nature and generally follows the travel industry as a whole, with peaks during the summer months and the Thanksgiving and Christmas holiday periods. As a result, our operating cash flows are also seasonal with a disproportionate amount of our annual operating cash flows being generated during the peak travel periods. The day of the week on which certain holidays occur, the length of certain holiday periods, and the date on which certain holidays occur within the fiscal quarter, may also affect our quarterly results of operations.

One industry wide factor that is relevant to our business is that all of our customers, including our major customers, are “at will” customers. This means that customers can terminate our services at any time and without penalty. We have no written contracts with any customer.

In order to retain customers, therefore, we must provide reliable and professional service. Management believes that customer retention is due to the following factors:

•	Reputation for passenger safety and providing efficient, on-time service;

•	Maintaining long-standing relationships with the casinos and independent ticket agents that we serve;

•	The preference of casino ticket agencies to maintain continuity of service with their current proven contractor rather than risk the uncertainty associated with a replacement.

Material Risks, Trends and Uncertainties Affecting Bestway’s Business

One of the material risks and uncertainties that faces our business is that some of the material costs of running our business are not fixed costs. The major costs that are not fixed costs are fuel expense and insurance costs.

Fuel is one of our most significant operating expenses. Fuel costs are subject to significant fluctuations due to economic factors. Fluctuations in the cost of fuel can have a significant impact on our operations and results of operations. Any sustained increase in fuel prices could adversely affect our results of operations.

In order to mitigate the rising cost of fuel, since January 2004 we have used a strategy of purchasing fuel whenever possible from those states in which we operate (Connecticut and New Jersey) where fuel costs are less than our operating base (NY). We have not employed any hedging strategies to assist us in mitigating the rising fuel costs and we have no current intention to do so. We are often able to pass on increased fuel expenses to our customers by increasing our rates. For example, we increased the rates that we charge to one of the casinos that we provide services to by 8% during the period from January 2004 to present and we raised the rates that we charge to two other casinos during the same period by 15 to 28%. However, the market is very competitive and we are not certain that we will continue to be able to recoup increased fuel costs by passing them on to our customers.

Insurance costs in the motorcoach industry have increased significantly over the last few years and it has become increasingly difficult for us to find insurance at commercially reasonable rates. Annual rates of $21,000 per motorcoach are commonplace. During the past few years, insurers have been abandoning the New York market. Our current liability insurance and worker’s compensation insurance premiums increased more than 100% over the past few years. We cannot operate without insurance. In fiscal year 2004, we paid $475,851 in insurance premiums to insure our buses and $75,411 in insurance premiums for worker’s compensation insurance. In 2003 we paid $409,360 in insurance premiums to insure our buses and $47,947 in worker’s compensation insurance. Insurance costs continue to increase each year. The increase in insurance costs has negatively affected our cash flows. Furthermore, although we were able to obtain insurance for 2005, the process for obtaining insurance was prolonged and we were rejected by some of the insurance companies that we applied to for insurance before being able to ultimately secure insurance.

Another trend or uncertainty affecting our business is the current state of the nation’s security. The U.S. Department of Homeland Security has implemented the Homeland Security Advisory System, which is designed to target our country’s protective measures when specific information to a specific sector or geographic region is received. The system combines threat information with vulnerability assessments and provides communications to public safety officials and the public. A color-coded threat level system was implemented to communicate with public safety officials and the public at-large.  Changes or increases in the threat condition has economic, physical, and psychological effects on the nation and can significantly affect our operations. We have noticed that our business will slow down when a higher alert status is issued by the Department of Homeland Security. We have also experienced cancellation of booked tours or other engagements as a result of an increase in the alert status issued by the Department of Homeland Security after a tour or other engagement was booked, but before the services were provided.

Cost of Sales

The principal elements of the costs of sales are labor, fuel, parts, vehicle insurance, equipment lease expense and rent. Historically, costs of sales have varied directly in proportion to revenues, and approximately 74% and 72% of fiscal 2004 and 2003 costs of sales were variable costs consisting of direct labor (primarily driver wages and related employment expenses), fuel costs and maintenance costs. We spent approximately $593,000 and $692,000 on fuel in fiscal years 2004 and 2003, respectively.

General and administrative expenses include costs associated with our headquarters in New York City, the Brooklyn terminal where we depot our buses and managerial salaries. In fiscal year 2003 we increased the size of our staff in our corporate headquarters to accommodate growth. Management believes that it currently has sufficient staff to support anticipated revenue levels for fiscal year 2005 and 2006. We anticipate that the increased general and administrative costs will be slightly offset if and when our business grows further and if we are able to effectively realize economies of scale by (i) spreading the cost of the administrative staff and facilities over a larger revenue base; and (ii) capturing savings in expenses such as vehicle insurance and vehicle parts and services.

Operating Results For Fiscal Year 2004 Compared To 2003 (Audited)

Restatement of Financial Statements

In the previous report of our auditors dated February 28, 2005, certain amounts relating to accrued insurance expenses and insurance proceeds receivable were not included in the financial statements. However, we have restated the 2004 financial statements to reflect these amounts. Assets, liabilities, retained earnings, and net income before and after taxes are all affected by the restatement.

We failed to accrue for certain insurance costs for service coverage over fiscal 2004 but which were not paid until after November 30, 2004. The restated financial statements include additional costs of $172,500 as part of accounts payable, as well as increased operating expenses of this same amount.

We also failed to accrue for insurance proceeds receivable of $117,605. An insurance claim was filed before November 30, 2004, but the proceeds were not received until after year end. Because the proceeds were received prior to the issuance of the financial statements, they were both probable and estimable and therefore are included in the restated financial statements. The effect of this transaction is an increase in the asset “insurance proceeds receivable” and a decrease in operating expenses.

The net effect of these restatements was a decrease in income before provision for taxes of $54,895, a decrease in the provision for taxes of $21,958, and a decrease in net income after taxes of $32,937. Likewise, deferred income taxes were reduced by $21,958 and retained earnings were reduced by $32,937. These changes are presented in tabular format as follows:

	For the Year Ended
	November 30, 2004
	Previously reported	Restated

Insurance proceeds receivable	$—	$117,605
Accounts payable	287,221	459,721
Deferred income taxes	557,326	535,368
Retained deficit	1,157,602	1,190,539
Operating expenses	4,257,516	4,312,411
Provision for income (taxes) benefit	(52,240)	(30,282)
Net income (loss)	75,108	42,171

Discussion of Operating Results

The following table summarizes the results of our operations during the fiscal year ended November 30, 2004 and 2003 and provides information regarding the dollar and percentage increase or (decrease) from the 2003 fiscal year to the 2004 fiscal year.

Line Item	11/30/04	11/30/03	Increase (Decrease)	Percentage Increase (Decrease)

Revenues	$5,254,667	4,507,204	747,463	16.6%
Net income (loss)	42,171	(359,812)	401,983	401,983%
Operating Expenses	4,312,411	3,840,229	472,182	12.30%
General and Administrative Expenses	509,549	926,730	(417,181)	(45.0%)
Interest Expenses	(405,370)	(396,125)	9,245	(2.3%)
Earnings (Loss) per common share	0.00	(0.03)	0.03	300%

Total revenues increased $747,463, or 16.6%, to $5,254,667 in fiscal year 2004 as compared to fiscal year 2003. About $714,314 of the total increase in revenues was largely due to an increase in revenue from our services to casinos and about $33,149 of the increase in revenues resulted from our other destination services.

Our tour revenues decreased from $903,784 in fiscal year 2003 to $555,139 in fiscal year 2004. This represents a $348,645 or 38.6% decrease in tour generated revenues from year to year. The main factor contributing to this decrease in revenues is our increased focus on our casino line run business. Management believes that the casino line run business is a more stable and recurring source of revenues than the revenues generated from the tour business, which is seasonal and dependant upon tour agent bookings. Management made a determination during fiscal year 2004 to utilize more of its motorcoaches for the casino business. As a result, less coaches were available for the tour business and we, therefore, generated less revenues from the tour business.

Operating expenses increased $472,182 or 12.30% to $4,312,411 for 2004 fiscal year as compared to our 2003 fiscal year. The increase in operating expenses was primarily due to increases in the following expenses from fiscal year 2003 to 2004:

•	increased payroll expenses of $324,619, which contributed 68.74% to the overall increase;
•	increased bus insurance of $66,490, which contributed 14.08% to the overall increase; and
•	increased toll expenses of $54,936, which contributed 11.63% to the overall increase.

Payroll expenses increased as a result of hiring three new management support level people and as a result of an overall increase in amounts payable to drivers and administrative staff. Insurance expense increased as a result of increased premiums. Toll expenses increased as a result of increased tolls and increased utilization by our coaches of toll roads, bridges and tunnels.

General and administrative expenses in 2004 decreased $417,181 or 45.0%, from $926,730 in fiscal year 2003 to $509,549 in fiscal year 2004. The decrease in general and administrative expenses was largely due to the decrease of $375,104 in salaries expenses from fiscal year 2003 to 2004. Management salaries have historically been left largely up to the board’s discretion, and were significantly lower in fiscal 2004 due to the company’s current conditions. However, on June 5, 2005, our President and Chief Executive Officer entered into an employment agreement with us for the purpose of setting his compensation so that it would no longer fluctuate significantly from year to year. In addition, bank service charges decreased $27,230 from fiscal 2003, since the company switched banks to avoid the previously higher fees, and accounting expenses decreased $45,083 from fiscal 2003, since the company hired accounting consultants in fiscal 2003 but not in 2004.

Interest expense increased $9,245 in fiscal year 2004 or 2.3% due to mainly due to two notes payable that began to accrue interest in 2004.

Net income increased $401,983 in fiscal year 2004 from a net loss of $359,812 in fiscal year 2003 compared to a gain of $42,171 due primarily to the combination of the above mentioned factors.

Operating Results For Fiscal Quarter Ended August 31, 2005 Compared To August 31, 2004 (Unaudited)

The following table summarizes the results of our operations during the fiscal quarter ended August 31, 2005 and 2004 and provides information regarding the dollar and percentage increase or (decrease) from the third fiscal quarter of 2004 compared to the third fiscal quarter of 2005.

Line Item	8/31/05	8/31/04	Increase (Decrease)	Percentage Increase (Decrease)

Revenues	1,803,066	1,413,983	389,083	28%
Net income (Loss)	(475,702)	(3,326)	(472,376)	(14203%)
Operating Expenses	1,755,359	1,179,463	575,896	49%
General and Administrative Expense	224,655	138,760	85,895	62%
Interest Expense	149,921	100,893	49,028	49%
Earnings (Loss) per common share	(.03)	(.00)	(.03)	N/A

Total revenues during the third fiscal quarter of 2005 increased $389,083 or 28%, to $1,803,066 as compared to the third fiscal quarter of 2004. The increase in revenues was primarily due to an increase in rates that we charge to the casinos that we service.

Operating expenses increased $575,896 or 49% to $1,755,359 for the third fiscal quarter of 2005 as compared to the same quarter in 2004. The increase in operating expenses was primarily due to a change in accounting estimate for depreciation lives and salvage values of $264,557, which contributed 46% to the overall increase. The remaining increase is primarily due to increases in the following expenses from the third fiscal quarter of 2005 compared to 2004:

•	increased fuel expenses of $144,650, which contributed 25% to the overall increase; and,
•	increased payroll expenses of $62,092, which contributed 11% to the overall increase.

Fuel expenses increased for the quarter ended August 31, 2005 as compared to the same quarter of last fiscal year as a result of increased oil prices and also due to increased utilization of our buses (i.e., our buses used more fuel because they drove more miles during the quarter ended August 31, 2005 as compared to the same fiscal quarter of last year). Our payroll expenses increased during the quarter ended August 31, 2005 compared to August 31, 2004 because of increased driver hours resulting in increased driver pay during the applicable period.

General and administrative expenses in the third fiscal quarter of 2005 increased by $85,895 or 62%, from $138,760 in the third fiscal quarter of 2004 compared to $224,655 in the third fiscal quarter of 2005. The increase in general and administrative expenses by $70,651 was largely due to additional help required to support the additional revenues, and to a new employment agreement entered into with the Company’s CEO.

Interest expense in the third quarter of 2005 was $149,921 and interest expense in the same quarter of 2004 was $100,893. Interest expense increased $49,028 in the third fiscal quarter of 2005 or 49% compared to the same quarter of last year mainly due to two additional loans in 2005 that did not exist during the third quarter of 2004.

Net loss was $475,702 in the third fiscal quarter of 2005 and $3,326 in the same quarter of last year. Net loss increased $472,376 or 14,203% in the third fiscal quarter of 2005 as compared to the same quarter of 2004 due primarily to a loss of $467,506 on the trade-in of motorcoaches under capital leases occurring in the fiscal quarter ending August 31, 2005 that was not present in the same fiscal quarter of 2004.

Operating Results For The Nine Months Ended August 31, 2005 Compared To August 31, 2004 (Unaudited)

The following table summarizes the results of our operations during the nine months ended August 31, 2005 (the “2005 Nine Month Period”) and 2004 (the “2004 Nine Month Period”) and provides information regarding the dollar and percentage increase or (decrease) from the 2004 Nine Month Period compared to the 2005 Nine Month Period.

Line Item	Nine Months Ended 8/31/05	Nine Months Ended 8/31/04	Increase (Decrease)	Percentage Increase (Decrease)

Revenues	4,755,810	3,871,911	883,899	23%
Net income (Loss)	(645,528)	22,895	(668,423)	(2920)%
Operating Expenses	4,355,860	3,196,400	1,159,460	36%
General and Administrative Expense	531,332	347,406	183,926	53%
Interest Expense	372,994	299,047	73,947	25%
Earnings (Loss) per common share	(.05)	.00	(.05)	N/A

Total revenues during the 2005 Nine Month Period increased $883,899 or 23%, to $4,755,810 as compared to the 2004 Nine Month Period. The increase in revenues was primarily due to an increase in rates that we charge to the casinos that we service.

Operating expenses increased $1,159,460 or 36% to $4,355,860 for 2005 Nine Month Period as compared to the 2004 Nine Month Period. The increase in operating expenses was primarily due to a change in accounting estimate for depreciation lives and salvage values of $264,557, which contributed 23% to the overall increase. The remaining increase is primarily due to increases in the following expenses from the 2004 Nine Month Period to the 2005 Nine Month Period:

•	increased fuel expenses of $317,787, which contributed 27% to the overall increase;
•	increased cost of parts, supplies and roadside service of $178,412, which contributed 15% to the overall increase;
•	increased payroll expenses of $173,042, which contributed 15% to the overall increase; and
•	increased farm out expense of $94,305, which contributed 8% to the overall increase.

Fuel expenses increased for the nine month period ended August 31, 2005 as compared to the same fiscal period of last fiscal year as a result of increased oil prices and also due to increased utilization of our buses (i.e., our buses used more fuel because they drove more miles during the nine month period ended August 31, 2005 as compared to the same period in fiscal year 2004). Our cost of parts, supplies and roadside service increased during the nine month period ended August 31, 2005 as compared to the same fiscal period of 2004 because we have increased the extent of the utilization of our buses, which caused increased wear and tear on our buses and, accordingly, the need for more spare parts, supplies and roadside service. Our payroll expenses increased during the nine month period ended August 31, 2005 compared to August 31, 2004 because of increased driver hours resulting in increased driver pay during the applicable period. Our farm out expense, which is an expense incurred by us when we utilize other bus carriers on a contracted basis to service our clients when we do not have buses available, increased because of increased overbookings during the nine month period ended August 31, 2005 as compared to the same fiscal period of the prior year.

General and administrative expenses in the 2005 Nine Month Period increased by $183,926 or 53%, from $347,406 in the 2004 Nine Month Period compared to $531,332 in the 2005 Nine Month Period. The increase in general and administrative expenses by $132,063 from the 2004 Nine Month Period was largely due to increased salaries due to additional help required to support the additional revenues, and to a new employment agreement entered into with the Company’s CEO.

Interest expense in the 2005 Nine Month Period was $372,994 and interest expense in the 2004 Nine Month Period was $299,047. Interest expense increased $73,947 in the 2005 Nine Month Period or 25% compared to the same quarter of last year mainly due to two additional loans in 2005 that did not exist during the 2004 Nine Month Period.

Net loss was $645,528 in the 2005 Nine Month Period and net income was $22,895 in the 2004 Nine Month Period. Net income (loss) decreased $668,423 or 2920% in the 2005 Nine Month Period as compared to the 2004 Nine Month Period due primarily to a loss of $581,098 on the trade-in of motorcoaches under capital leases in the 2005 Nine Month Period, which was not present in the 2004 Nine Month Period.

Liquidity and Capital Resources

As of August 31, 2005, we had $69,807 in cash and cash equivalents, total current assets of $650,660 and a working capital deficit of $2,644,877. We provided $931,442 via operating activities for the year ended November 30, 2004. Our current annual operating costs are approximately $4,200,000.

We acquired 11 new MCI motorcoaches pursuant to a purchase agreement with MCI (Motor Coach Industries) that we entered into on May 24, 2005. Pursuant to the agreement we are required to pay an aggregate purchase price of $4,211,000. We obtained financing for the purchase of these new motorcoaches through Caterpillar Financial Services Corporation. Under the terms of the financing arrangement, we paid an aggregate down payment of $165,000 and we financed the remaining $4,046,000.

Under the terms of the financing arrangement, we are required to make a total of 84 monthly payments. The payments are in the approximate amount of $56,416 and we are required to make a final balloon payment equal to 20% of the net purchase price or $809,200. The interest rate is 8.25% per annum.

The financing provided by Caterpillar Financial Services Corporation is secured by a first priority lien on the motorcoaches and is personally guaranteed by Wilson Cheng, our Chairman, Chief Executive Officer and controlling stockholder. In consideration for personally guaranteeing the financing for the acquisition of the motorcoaches, on June 5, 2005, we issued to Mr. Cheng 2,000,000 shares of our Common Stock.

Our accounts payable and accrued liabilities at November 30, 2004 included $104,459, representing interest and penalties on delinquent motorcoach lease payments. As of August 31, 2005, $76,163 of this amount has been repaid.

We anticipate that revenues generated through our operations during the 2005 fiscal year will be sufficient for the next 12 months of our operations even if we do not raise any additional capital through the private placement of our securities, loans from our principal stockholders or otherwise.

In order to improve our liquidity, we are seeking to reduce our expenses. One way that we have sought to reduce our expenses is to acquire a new fleet of buses. As noted above, in May 2005, we acquired 11 new MCI motorcoaches. The monthly principal and interest charges relating to the financing of these new coaches is approximately the same as the monthly lease payments for the motorcoaches that they replaced. The monthly interest charges (for the 11 new buses, which we own) and the monthly lease payments (for the 12 older buses that we lease) equal approximately $113,342. Prior to acquiring these new buses our monthly lease payments for all 23 buses that were then leased by us were approximately $103,868. So, now one-half of our fleet consists of new buses and we are still paying about the same amount to use our buses that we paid when we had all older buses. However, our expenses will now be lower because the new buses will require less maintenance thereby reducing our maintenance expense. We anticipate that we will save approximately $200,000 a year on major repairs.

In addition, in order to further increase our cash flows, we raised the daily rate payable with respect to our special destination services (i.e., casino line runs). During the period from January 2004 through June 2005, we raised our rates from $650 to $750 per bus for one of our major clients. During the period from January 2004 through October 2005, we raised our rates from $600 to $705 per bus for another one of our major clients. Finally, during the period from January 2004 through November 2005, we raised our rates from $520 to $635 per bus for a third major client.

We have also adopted a strategy of using any available cash resulting from our increased rates and lower expenses to pay down our long-term debt to reduce our interest expense and enhance our balance sheet.

We also anticipate that reduced oil prices in the last quarter of our fiscal year 2005 will further enhance our liquidity as a result of lower oil expenses.

In October, 2005, we refinanced $100,000 of credit card debt. We were paying interest at rates ranging from 11.5% to 29.5% on the credit card debt and we are now paying interest at a fixed rate of 6%. We anticipate that this reduced interest expense will save us about $10,000 a year.

We estimate that in order to breakeven (i.e., have sufficient revenues to cover all of our expenses) in a given month we need to generate approximately $550,000 in revenues on average or have revenues of $6,600,000 per year.

Our business is seasonal. During the first and fourth quarters of our fiscal year we will usually break even or suffer a loss. We believe that business is slower in these months mostly because of colder weather and lower tourism during this period. During our second and third quarters, we usually are more profitable. Charter prices increase during this period due to greater demand. For example, average prices during first and fourth quarters of 2004 for example were $650-$675 per bus. This price increased to an average of $705 to $775 during the second and third quarters.

Our biggest overhead costs are bus payments, insurance, and fuel. When we renewed our insurance policy in 2004, we ended up paying about 16% more than we were paying in 2003. Although fuel prices went down beginning in October 2005, fuel prices had increased in the first and second calendar quarters of 2005 compared to previous periods.

Cash Flow Analysis

Fiscal Year ended November 30, 2004 Compared to November 30, 2003 (Audited)

The following table summarizes the statements of cash flows from the financial statements:

	Year Ended November 30,
	2004	2003
Net Cash Provided By (Used In) Operating Activities	$931,442	$733,447
Net Cash (Used) Provided By Investing Activities	278,737	—
Net Cash Provided By (Used In) Financing Activities	(976,634)	(741,507)
Net Increase (decrease) in Cash and Cash Equivalents	233,545	(8,060)
Cash and Cash Equivalents - Beginning of Period	24,906	32,966
Cash and Cash Equivalents - End of Period	258,451	24,906

For the years ended November 30, 2004 and 2003, our operating activities generated $931,442 and $733,447 in cash, respectively. This change in cash flow generated from operations is primarily attributable to an increase in revenues generated by our special destination services due to an increase in rates and the addition of 3 new casino line runs in fiscal year 2004.

For the years ended November 30, 2004 and 2003, our investing activities provided $278,737 and $0 cash, respectively. This increase in cash provided by investing activities is attributable to the sale of a subsidiary. As a result of this transaction we received $325,000 in cash.

For the years ended November 30, 2004 and 2003, our financing activities used $976,634 and $741,507 of cash, respectively. The change in cash flow generated from financing is primarily attributable to the refinancing of 17 of our buses.

Fiscal Quarter ended August 31, 2005 Compared to August 31, 2004 (Unaudited)

The following table summarizes the statements of cash flows from the financial statements:

	Quarter Ended August 31,
	2005	2004
Net Cash Provided By (Used In) Operating Activities	143,320	167,978
Net Cash (Used) Provided By Investing Activities	—	(22,445)
Net Cash Provided By (Used In) Financing Activities	(133,862)	(185,188)
Net Increase (decrease) in Cash and Cash Equivalents	9,458	(39,655)
Cash and Cash Equivalents - Beginning of Period	60,349	40,907
Cash and Cash Equivalents - End of Period	69,807	1,252

For the quarter ended August 31, 2005 and 2004, our operating activities generated (used) $143,320 and $167,978) in cash, respectively. This change in cash flow used in operations is primarily attributable to decreases in accounts payable and accrued liabilities.

For the quarters ended August 31, 2005 and 2004, our investing activities provided (used) $0 - and ($22,445) in cash, respectively. This decrease in cash used in investing activities is attributable to several purchases of property and equipment in the third quarter of 2004 and no purchases of these items in the third quarter of 2005.

For the quarters ended August 31, 2005 and 2004, our financing activities provided (used) ($133,862) and ($185,188) of cash, respectively. The decrease in cash flow used in financing is primarily attributable to lower required payments on the refinanced buses and additional financing from banks and credit cards in the third quarter of 2005.

Nine Month Period ended August 31, 2005 Compared to August 31, 2004 (Unaudited)

The following table summarizes the statements of cash flows from the financial statements:

	Nine Month Period Ended August 31,
	2005	2004
Net Cash Provided By (Used In) Operating Activities	200,770	606,271
Net Cash (Used) Provided By Investing Activities	(38,122)	(81,660)
Net Cash Provided By (Used In) Financing Activities	(351,292)	(548,265)
Net Increase (decrease) in Cash and Cash Equivalents	(188,644)	(23,654)
Cash and Cash Equivalents - Beginning of Period	258,451	24,906
Cash and Cash Equivalents - End of Period	69,807	1,252

For the nine month period ended August 31, 2005 and 2004, our operating activities generated (used) $200,770 and $606,271 in cash, respectively. This change in cash flow used in operations is primarily attributable to decreases in accounts payable and accrued liabilities.

For the nine month period ended August 31, 2005 and 2004, our investing activities provided (used) ($38,122) and ($81,660) in cash, respectively. This decrease in cash used in investing activities is attributable to more purchases of property and equipment during the 2004 Nine Month Period and fewer purchases of these items in the 2005 Nine Month Period.

For the nine month periods ended August 31, 2005 and 2004, our financing activities provided (used) ($351,292) and ($548,265) of cash, respectively. The decrease in cash flow used in financing is primarily attributable to lower required payments on the refinanced buses and additional financing from banks and credit cards in the 2005 Nine Month Period.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Seasonality

The motorcoach business is subject to seasonal variations in operations. During the winter months, operating costs are higher due to the cold weather and demand for motorcoach services is lower, particularly because of a decline in tourism. As a result, our revenues and results of operations are lower in winter months.

Inflation

Our business, revenues and operating results are not affected in any material way by inflation.

Critical Accounting Policies

The Securities and Exchange Commission issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" suggesting that companies provide additional disclosure and commentary on their most critical accounting policies. In Financial Reporting Release No. 60, the Securities and Exchange Commission has defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the following significant policies as critical to the understanding of our financial statements.

•
Goodwill - We adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) effective January 1, 2003. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment or more frequently, if indications of possible impairment exist. We have performed the requisite transitional impairment tests for goodwill as of November 30, 2003. Based on these tests, management has determined that goodwill was not impaired, but due to the sale of the subsidiary during the year ended November 30, 2004, goodwill had been eliminated.

•
Insurance Coverage - We maintain comprehensive vehicle liability, general liability, workers’ compensation and property insurance to insure its assets and operations, with some claims subject to certain deductibles and no deductibles for other claims. Our management continually evaluates the adequacy of our insurance and whether a reserve for outstanding claims, not covered by our present insurance coverage and when certain insurance deductibles are not met, is warranted.

•
Significant Estimates - Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates are related to the valuation of liability reserves and the useful lives for amortization and depreciation, as well as the realization of the tax benefits of net operating losses.

ITEM 3. DESCRIPTION OF PROPERTY.

Our current facilities consist of an administrative office located at 2 Mott Street, New York, New York 10012 and a garage depot located at 183 7th Avenue, Brooklyn, New York 11215. Both facilities are leased.

We have approximately 3,000 square feet of office space at our Mott Street executive office. The monthly rental for this space through January 31, 2006 is $3,297.25 (not including utilities) The lease has a term of nine years and will expire on February 1, 2006.

We have approximately 16,000 square feet at our Brooklyn garage. This space is leased to us under a 6 year lease that terminates on January 31, 2009. Our monthly rental rate under this lease is $9,000 per month. This amount increases to $9,500 per month beginning on February 1, 2007. Of the 16,000 square feet, 10,000 square feet is used as an indoor parking terminal and for housing our maintenance and service facility. The remaining 6,000 square feet consists of a wash bay that is utilized to clean the exterior and interior of our motorcoaches.

We also lease approximately 100 square feet of space located in midtown Manhattan, New York that we use as a ticket sales location. We pay a monthly rental of $1,000 for this space. The rental amount increases by 5% on an annual basis. This lease will expire in 2007.

We have a secondary depot facility located in Bellport, New York that consists of approximately 15,000 square feet. We mainly use this facility to park some of our buses when they are not in use. We share this facility with other bus companies. We are entitled to use this facility under a sublease that will terminate on October 30, 2008. We pay a monthly rental of $1,500 under the sublease.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of October 15, 2005, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding common stock of Bestway. Also included are the shares held by all executive officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class Owned
Xu Kexi 14/D De Cheng Building 1436 Chang De Road Hong Kong	1,400,000	10.23%
Wilson Cheng 2 Mott Street New York, New York 10013	8,400,000	61.40%
Vivian Cheng 2 Mott Street New York, New York 10013	200,000	1.46%
Kelvin Chan 2 Mott Street New York, New York 10013	100,000	0.73%
Jovi Chen 2 Mott Street New York, New York 10013	80,000	0.58%
All Directors and Officers as a Group (the last 4 persons named above)	8,780,000	64.18%

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers of Bestway

The directors and executive officers of Bestway are as follows:

Name	Age	Position

Wilson Cheng	34	President, Treasurer and Chairman of the Board of Directors
Vivian Cheng	37	Executive Vice President and Director
Kelvin Chan	38	Chief Operating Officer, General Manager and Director
Jovi Chen	29	Vice President of Sales and Marketing

Wilson Cheng is Bestway’s founder, Chairman, Chief Executive Officer, President and Treasurer. He has served in such capacities since the inception of Bestway in August 1997. From 1993 to August 1997, Mr. Cheng was the President of Bestway Tour & Travel Inc., a travel agency located in New York City.

Vivian Cheng has served as the Executive Vice President and Secretary of Bestway since its inception in August 1997. From 1993 to date, Ms. Cheng served as the Vice President of Bestway Tour & Travel Inc., a travel agency located in New York City. Prior to that, Ms. Cheng served as Tour Marketing Manager of Chinese American Travel, Inc., from October 1987 through February 1993.

Kelvin Chan became Bestway’s Chief Operating Officer and General Manager in October 1998. Prior to that, Mr. Chan was responsible for development, marketing and management of all development and sales at D&D Trading Inc. from June 1988 to September 1998.

Jovi Chen, has served as Vice President of Sales and Marketing since Bestway’s inception in August 1997. Prior to joining Bestway he served as Tour Manager of Bestway Tour & Travel Inc. from July 1995 to August 1997.

Wilson Cheng, our Chairman, President and Treasurer, and Vivian Cheng, our Executive Vice President and Director, are siblings.

Except for Vivian Cheng, each of the executive officers and directors named above devotes 100% of his or her business time to the affairs of Bestway. Ms. Cheng devotes approximately 50% of her business time to the affairs of Bestway with the remaining 50% of her business time being devoted to the affairs of Bestway Tour & Travel, a travel agency.

Audit Committee and Audit Committee Financial Expert

We do not currently have an audit committee financial expert, nor do we have an audit committee. Our entire board of directors handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our board of directors we expect that we will seek a qualified independent expert to become a member of our board of directors. Before retaining any such expert our board would make a determination as to whether such person is independent.

Code of Ethics

On April 12, 2005, our board of directors adopted a code of ethics that our principal financial officer, principal accounting officer or controller and any person who may perform similar functions is subject to. Currently Mr. Cheng is our only officer subject to the Code of Ethics. If we retain additional officers in the future to act as our principal financial officer, principal accounting officer, controller or persons serving similar functions, they would become subject to the Code of Ethics. The Code of Ethics does not indicate the consequences of a breach of the code. If there is a breach, the board of directors would review the facts and circumstances surrounding the breach and take action that it deems appropriate, which action may include dismissal of the employee who breached the code. Currently, since Mr. Cheng serves as a director and since he is a controlling stockholder he is largely responsible for reviewing his own conduct under the Code of Ethics and determining what action to take in the event of his own breach of the Code of Ethics. A copy of the code of ethics appears as an exhibit to this registration statement.

ITEM 6. EXECUTIVE COMPENSATION.

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our Chairman and Chief Executive Officer, Wilson Cheng. None of our other officers receives aggregate compensation equal to or in excess of $100,000.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Wilson Cheng	2004	$80,000
Chairman and CEO	2003	$306,500
	2002	$353,500

Compensation of Directors

All directors are reimbursed for out-of-pocket expenses in connection with attendance at board of director's and/or committee meetings.

Employment Agreements

All of our employees, including our executive officers, are employed at will and, except for our chairman and CEO, none of our employees has entered into an employment agreement with us.

On June 5, 2005, Mr. Cheng entered into an employment agreement with Bestway. Under the employment agreement, Mr. Cheng receives a base salary of $225,000 with the possibility to receive a bonus of up to 10% of his base salary if Bestway achieves positive net income. He receives reimbursement for one-half of the premiums for his medical insurance, a company car and gas expense for such car, and a life insurance policy at aggregate premiums of $900 per year. The employment agreement is an at will employment agreement and Mr. Cheng may be terminated at any time without the right to receive any severance.

Stock and Benefit Plans

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of our officers, directors, employees or consultants.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During fiscal year 2004, there was a $313,911 receivable due from Bestway Tour and Travel, a travel agency controlled by Wilson Cheng, our president. This liability was assumed by Mr. Cheng during fiscal year 2004. At the time of the assumption by Mr. Cheng of this liability from Bestway Tour and Travel, we owed Mr. Cheng $363,962. The assignment, therefore, reduced the outstanding related party receivable balance to $0 and the amount due to Mr. Cheng to $50,051. Consistent with our filing of this registration statement and our desire to become a public reporting company, we have adopted a policy that prohibits all loans to related parties.

Mr. Cheng has made interest free loans to us during fiscal years 2004 and 2003. These loans aggregated $50,051 and $390,057 as of November 30, 2004 and 2003, respectively. These loans are not evidenced by any written instrument and they are therefore deemed payable upon demand. However, Mr. Cheng has delivered us a written manifestation of his intention not to demand repayment of these amounts for at least the next twelve months.

In June 2005, the Company issued Mr. Cheng an additional 2,000,000 shares in connection with his agreement to personally guaranty the $4,046,000 in debt incurred by the Company to acquire 11 new MCI motorcoaches (see Quarterly Financials, Note 5, ISSUANCE OF COMMON STOCK FOR LOAN GUARANTY).

ITEM 8. DESCRIPTION OF SECURITIES.

Capital Stock

We are authorized to issue 20,000,000 shares of common stock, $0.001 par value per share. As of October 15, 2005, we had 13,680,000 shares issued and outstanding.

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders and to receive dividends when, and if declared by our board from funds legally available for such purposes. Upon liquidation, holders of common stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all obligations of Bestway. Stockholders do not have cumulative voting rights or preemptive rights.

We are not authorized to issue any classes of stock other than common stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in our business operations and accordingly, the Board of Directors does not anticipate declaring any dividends for the foreseeable future.

Trading of Securities in Secondary Market

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, we will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of our common stock in the secondary market by the holders of common stock may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

Management will attempt to cause our common stock to trade on the Over-the-Counter Bulletin Board or in the “pink sheets”.

To have its securities quoted on the OTC Bulletin Board a company must:

(i)	be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and

(ii)	have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

To have its securities quoted on the pink sheets a company need not be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators. A company is only required to have a market maker complete and file a Form 211 with NASD Regulation, Inc.

The OTC Bulletin Board is a dealer-driven quotation service. Unlike the NASDAQ Stock Market, companies cannot directly apply to be quoted on the OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the NASDAQ Stock Market or on a national securities exchange is eligible.

We are currently eligible to have our securities quoted on the pink sheets by a market maker who files the requisite Form 211 with NASD Regulation, Inc. and completes the Form 211 review process. We will become eligible to have our securities quoted on the OTC Bulletin Board once this Registration Statement becomes effective and we thereby become a public reporting company, subject to having a market maker file a Form 211 with NASD Regulation, Inc. and complete the Form 211 review process.

Transfer Agent

STALT, Inc. currently acts as our transfer agent and registrar.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

Market Price.

There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to specified exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

*	that a broker or dealer approve a person's account for transactions in penny stocks and

*	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

*	obtain financial information and investment experience and objectives of the person; and

*
make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, specifies

*	the basis on which the broker or dealer made the suitability determination; and

*	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Holders.

We have issued an aggregate of 13,680,000 shares of our common stock to 66 people. The issued and outstanding shares of our common stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Regulation D promulgated under the Securities Act.

Dividends.

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Securities Authorized For Issuance under Equity Compensation Plans

We do not have any equity compensation plans and no shares of our capital stock are reserved for issuance pursuant to any equity compensation arrangement. None of the shares of our common stock are subject to outstanding options or warrants.

Status of Outstanding Common Stock

Management believes that all of the outstanding common stock of Bestway may be sold pursuant to the resale exemption provided by Rule 144(k) under the Securities Act other than the shares held by our executive officers and directors, which are control shares held by an affiliate and, therefore, may not be transferred pursuant to Rule 144(k). Management believes that all such outstanding shares (other than the aforementioned control shares) are eligible for resale under Rule 144(k) because all of such shares were issued and the full purchase price for such shares was received by us more than two years ago and none of the holders of the shares are affiliates of Bestway.

ITEM 2. LEGAL PROCEEDINGS.

There is no pending litigation by or against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Except as specified below, we have not sold any of our securities in a private placement transaction or otherwise during the past three years.

In June 2005 we issued Wilson Cheng, our Chairman and CEO, 2,000,000 shares of our common stock in exchange for his personal guaranty of $4,046,000 in financing that we received from Caterpillar Financial Services Corporation that we utilized to acquire 11 new MCI motorcoaches.

The board of directors met in order to discuss a fair consideration to provide Mr. Cheng in connection with his agreement to personally guaranty the approximately $4,000,000 in debt incurred by Bestway so that Bestway could acquire the new MCI buses and determined that a guaranty fee of 2.5% or $100,000 was reasonable. The board then evaluated the financial condition and prospects of Bestway and determined that each share of Bestway common stock has a fair market value of $0.05. Since Bestway has very limited cash on hand, the Board determined that it would be in the company’s best interests to pay the guaranty fee in stock and, therefore, issued Mr. Cheng 2,000,000 shares. Other than the foregoing analysis performed by the Board, no valuation report or outside appraiser or consultant was used to determine the fair market value of our common stock at the date that the shares were issued to the CEO.

Bestway relied on the exemption provided by Section 4(2) of the Securities Act in issuing the shares to Mr. Cheng without registration.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article Seventh of the Certificate of Incorporation of Bestway provides that Bestway may, to the fullest extent permitted by Section 721 and 726 of the Business Corporation Law of New York, indemnify any and all directors and officers whom Bestway shall have power to indemnify under those sections of the Business Corporation law from and against any and all of the expenses, liabilities or other matters referred to in or covered by those sections, and the indemnification provided by Article Seventh is not exclusive.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court’s decision.

PART F/S

FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for Bestway for the fiscal years ended November 30, 2004 and 2003 and the unaudited financial statements of Bestway for the nine month period ended August 31, 2005. These financial statements are attached to this report and filed as a part of this report.

Bestway Coach Express Inc. and Subsidiary

Consolidated Financial Statements

November 30, 2004 and 2003

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 and 2003

I N D E X

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bestway Coach Express Inc.
New York, N.Y.

We have audited the accompanying restated consolidated balance sheets of Bestway Coach Express Inc. and subsidiary (the Company) as of November 30, 2004 and 2003 and the related restated consolidated statements of operations, changes in stockholders’ (deficit), and cash flows for the years then ended. These restated consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these restated consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the restated consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bestway Coach Express Inc. and subsidiary as of November 30, 2004 and 2003, and the consolidated results of its operations, changes in stockholders’ (deficit), and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

In our previous report dated February 28, 2005, as described in note 20, certain amounts relating to accrued insurance expenses and insurance proceeds receivable were not included in the financial statements. However, the Company has restated the financial statements to reflect these amounts.

Child, Sullivan and Company
Kaysville, Utah
February 28, 2005, except for information disclosed in Note 20, which is dated May 24, 2005

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	November 30,
	2 0 0 4	2 0 0 3
	(restated - note 20)
Assets
Current assets
Cash and cash equivalents	$258,451	$24,906
Trade accounts receivable, net	246,985	269,476
Fuel tax receivable	102,376	238,278
Insurance proceeds receivable	117,605	—
Inventories	119,046	104,643
Prepaid expenses	99,880	64,249
Due from related company	—	289,801
Total current assets	944,343	991,353

Property and equipment
Total property and equipment	8,447,442	8,365,782
Less: accumulated depreciation and amortization	(3,409,868)	(2,860,185)
Property and equipment, net	5,037,574	5,505,597

Other assets
Goodwill	—	339,319
Deposits and other assets	32,152	42,819
Total other assets	32,152	382,138

Total assets	$6,014,069	$6,879,088

Liabilities and Stockholders’ (Deficit)
Current liabilities
Checks drawn in excess of bank balance	$9,095	$15,040
Current portion of notes payable - banks	59,785	61,021
Current maturities of capitalized lease obligations	1,284,282	1,995,893
Notes payable - related parties	291,500	444,400
Notes payable - banks and credit card companies	284,774	169,890
Accounts payable	459,721	494,592
Payroll taxes payable	179,534	—
Accrued expenses	263,340	205,263
Customer deposits	39,665	7,030
Accrued salaries - officers	863,728	770,140
Total current liabilities	3,735,424	4,163,269

Long-term liabilities
Capitalized lease obligations, net of current maturities	2,079,228	2,189,256
Notes payable - banks	257,593	317,630
Due to stockholder	57,495	397,057
Deferred income taxes	535,368	505,086
Total long-term liabilities	2,929,684	3,409,029
Total liabilities	6,665,108	7,572,298

Commitments and contingencies (Note 15)
Stockholders’ (deficit)

Common stock, $.001 par value, 20,000,000 shares authorized, issued and outstanding 11,700,000 shares in 2004 and 11,700,000 in 2003	11,700	11,700
Additional paid-in-capital	527,800	527,800
Retained (deficit)	(1,190,539)	(1,232,710)
Total stockholders' (deficit)	(651,039)	(693,210)
Total liabilities and stockholders’ (deficit)	$6,014,069	$6,879,088

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended November 30,
	2 0 0 4	2 0 0 3
	(restated - note 20)

Revenues	$5,254,667	$4,507,204
Operating expenses	4,312,411	3,840,229
Gross profit	942,256	666,975

General and administrative expenses	509,549	926,730
Income (loss) from operations	432,707	(259,755)

Other income (expense)
Interest income	8,024	643
Federal grants	—	36,624
Other income	16,014	58,927
Gain on sale of subsidiary	21,078	—
Interest expense	(405,370)	(396,125)
Total other income (expense)	(360,254)	(299,931)
Income (loss) before provision for taxes	72,453	(559,686)

Provision for income (taxes) benefit	(30,282)	199,874
Net income (loss)	$42,171	$(359,812)

Income (loss) per share - basic and diluted	$.00	$(.03)
Weighted average number of shares used to determine loss per share	11,700,000	12,275,000

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT)
For the Years Ended November 30, 2004 and 2003
(restated - note 20)

			Additional		Total
	Common Stock		Paid-In	Retained	Stockholders’
	Shares	Amount	Capital	(Deficit)	(Deficit)

Balance at November 30, 2002	14,000,000	$14,000	$525,500	$(872,898)	$(333,398)
Cancelled shares	(2,300,000)	(2,300)	2,300	—	—
Net loss	—	—	—	(359,812)	(359,812)
Balance at November 30, 2003	11,700,000	11,700	527,800	(1,232,710)	(693,210)
Net income	—	—	—	42,171	42,171
Balance at November 30, 2004	11,700,000	$11,700	$527,800	$(1,190,539)	$(651,039)

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	November 30,
	2 0 0 4	2 0 0 3
	(restated - note 20)
Cash flows from operating activities:
Net income (loss)	$42,171	$(359,812)
Adjustment to reconcile net income to net cashprovided by operating activities:
Depreciation and amortization	549,683	574,454
Deferred income tax provision	30,282	(199,874)
Goodwill impairment loss	—	13,650
Gain on sale of subsidiary	(21,078)	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	22,491	(95,831)
Fuel tax receivable	135,902	(60,000)
Insurance proceeds receivable	(117,605)	—
Inventories	(14,403)	123,464
Prepaid expenses	(35,631)	2,751
Deposits and other assets	10,667	(42,819)
Accounts payable	(34,871)	366,206
Payroll taxes payable	179,534	(4,251)
Accrued expenses	58,077	14,184
Customer deposits	32,635	7,030
Accrued salaries - officers	93,588	394,295
Net cash provided by operating activities	931,442	733,447

Cash flows from investing activities:
Additional amount expended for acquisition of subsidiary prior to sale	(14,603)	—
Purchase of property and equipment	(81,660)	—
Proceeds from sale of subsidiary	375,000	—
Net cash provided by investing activities	278,737	—

Cash flows from financing activities:
Checks drawn in excess of bank balance	(5,945)	(69,862)
Proceeds from notes payable - banks	114,884	250,000
Principle payments on note payable - banks	(61,273)	(64,543)
Payment of notes payable - related parties	(152,900)	(122,805)
Proceeds from due to stockholder	—	119,515
Payment of due to stockholder	(49,761)	—
Repayment of capitalized lease obligations	(821,639)	(853,812)
Net cash used in financing activities	(976,634)	(741,507)

Net increase (decrease) in cash and cash equivalents	233,545	(8,060)
Cash and cash equivalents - beginning of year	24,906	32,966
Cash and cash equivalents - end of year	$258,451	$24,906

Non-cash investing and financing activities:
Assignment of due from related party receivable to stockholder, resulting in a reduction of stockholder loan payable	$289,801	$—

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

1.	BASIS OF CONSOLIDATION, ORGANIZATION AND BUSINESS

Bestway Coach Express Inc. and Subsidiary (the “Company”) was incorporated on August 4, 1997, in New York State. The Company provides motorcoach transportation services. The majority of the Company’s revenues are derived from contracts with casinos to provide transportation services between Atlantic City, New Jersey, Connecticut, and New York City. The Company also provides charter services that are arranged by various tour agencies and via direct mail marketing campaigns directed at local schools, churches and civic associations.

The Company’s operations include a leased terminal and maintenance facility in Brooklyn, NY, a leased terminal in Long Island, NY, and a leased administrative office in New York City. The Company is subject to regulation by the Department of Transportation (the “DOT”) and certain state regulations. The Surface Transportation Board and the Federal Highway Administration (the “FHWA”) can impose civil penalties upon companies for violations of applicable regulatory requirements. The FHWA may suspend, amend or revoke a company’s motorcoach operator’s registration for an operator’s substantial failure to comply with applicable regulations. Management believes that it has conducted its operations in substantial compliance with applicable regulations and does not believe that ongoing compliance with such regulations will require the Company to make substantial capital expenditures.

The Company’s entire fleet of 23 motorcoaches is leased, generally under long-term capitalized leases for a term of seven years. The Company considers a motorcoach to be a “late model vehicle” during its first seven years of operations.

The accompanying consolidated financial statements as of and for the year ended November 30, 2003 include the accounts of Amco Transport Holdings, Inc. (“AMCO”), a Delaware Corporation, in which the Company owned 73% of the issued and outstanding common shares at November 30, 2003. The accompanying consolidated financial statements are presented with Amco having a calendar year end of December 31, 2003, which differs from that of the Company. On November 23, 2004, the Company sold all of its shares of AMCO (see note 14).

The Company’s current liabilities exceeded its current assets by $2,791,081 and $3,171,916 at November 30, 2004 and 2003, respectively. Continuing losses could endanger the Company’s viability as a going concern. However, management anticipates that revenues generated in 2005 will provide enough working capital to fund all operations for 2005.

MINORITY INTEREST IN SUBSIDIARY

The Company recorded minority interest for the year ended November 30, 2003, which reflects the portion of earnings of AMCO attributable to the minority shareholders. The minority interest stockholders are not required to fund the Company’s deficits; therefore, no minority interest in subsidiary was recorded on the consolidated balance sheet and the statement of operations for the years ended November 30, 2004 and 2003, since as of these dates, the deficits attributable to minority interest are greater than their investment.

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

1.	BASIS OF CONSOLIDATION, ORGANIZATION AND BUSINESS (Continued)

CONTROL BY PRINCIPAL STOCKHOLDERS

The director, executive officers and other related parties own beneficially, and in the aggregate, the majority of the voting power of the outstanding shares of the common stock of the Company. Accordingly, the director, executive officers and related parties, if they voted their shares uniformly, would have the ability to control the approval of most corporate actions, including increasing the authorized capital stock and the resolution, merger or sale of all of the Company’s assets.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories consist of motorcoach replacement parts and diesel fuel. Inventory cost is stated at the lower of cost or market with costs determined using the average cost method.

PROPERTY AND EQUIPMENT

Property and equipment, including capitalized leases, are recorded at cost. Depreciation is recorded over the estimated useful lives. The Company principally uses the straight-line method of depreciation for financial reporting purposes and accelerated methods and useful lives for tax reporting purposes. Maintenance costs are expensed as incurred, and renewals and betterments are capitalized. The Company’s management continually evaluates whether circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment may warrant revision or that the remaining balance may no longer be recoverable. Currently, management believes no impairment losses need to be recorded based on this evaluation.

GOODWILL

The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) effective January 1, 2003. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment or more frequently, if indications of possible impairment exist. The Company has performed the requisite transitional impairment tests for goodwill as of November 30, 2003. Based on these tests, management has determined that goodwill was not impaired, but due to the sale of the subsidiary during the year ended November 30, 2004, goodwill had been eliminated.

CONCENTRATION OF CREDIT RISK

The Company provides services within New York City, New Jersey and Connecticut metropolitan areas. The Company’s accounts receivable consist primarily of receivables from casinos and various tour agencies. Management performs ongoing credit evaluations on customers and provides allowances for bad debts when considered necessary.

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

REVENUE RECOGNITION

Motorcoach revenues are derived from fees charged under contracts and other arrangements for motorcoach services. Services are provided both on a contracted and per seat basis. For contracted services, a rate is assessed that is generally on a daily or per mile basis, not dependent on passenger load factors. Fares for per seat services are usually determined by the Company and payment is received from individual passengers or through an independent commissioned agent. Currently, most of the Company’s revenues are derived through contracted services.

The financial statements are prepared based on the accrual method of accounting. The Company recognizes revenue when the service is provided. A liability for receipts from services sold but not yet earned is recorded as unredeemed services and included under the caption “Customer deposits” on the balance sheet.

INCOME TAXES

Income taxes are provided for under the liability method considering the tax effects of transactions reported in the financial statements, which are different from the tax return. Deferred income tax assets and liabilities represent the future tax consequences of those differences, which will be either taxable or deductible when the underlying assets or liabilities are recovered or settled.

EARNINGS (LOSS) PER SHARE

Basic income (loss) per common share (“EPS”) (“LPS”) is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares and common share equivalents during the periods presented, as long as such equivalents are not antidilutive. There were no common share equivalents during the periods presented.

INSURANCE COVERAGE

The Company maintains comprehensive vehicle liability, general liability, workers’ compensation and property insurance to insure its assets and operations, with some claims subject to certain deductibles and no deductibles for other claims. The Company’s management continually evaluates the adequacy of its insurance and whether a reserve for outstanding claims, not covered by the Company’s present insurance coverage and when certain insurance deductibles are not met, is warranted.

CHANGES IN PRESENTATION OF COMPARATIVE STATEMENTS

Certain accounts were reclassified for the year ended November 30, 2003, to conform to the year ended November 30, 2004, presentation.

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ENVIRONMENTAL RESERVES

The Company’s operations are subject to various federal, state and local environmental laws and regulations governing vehicle emissions, above ground fuel tanks and the storage, use and disposal of hazardous materials and hazardous waste in connection with its in-house maintenance operations. These laws include the Water Pollution Control Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and various state and local laws. The Company maintains a 6,000 gallon above ground storage tank at its Brooklyn garage depot. The resulting waste from this tank, as well as any from their motor coaches, must be disposed of in accordance with regulatory requirements. In the event of a spill, the Company would be responsible for the cost of the clean up, which could be significant.

The Company’s management continually evaluates whether circumstances have occurred that indicate that its maintenance facility could be identified for potential clean up and/or remediation work. On November 30, 2004 and 2003, management determined that there were no existing or pending environmental liabilities.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

SIGNIFICANT ESTIMATES

Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates are related to the valuation of liability reserves and the useful lives for amortization and depreciation, as well as the realization of the tax benefits of net operating losses.

ADVERTISING COSTS

All costs associated with advertising and promoting the Company are expensed in the year incurred. Advertising expense was not material for the years ended November 30, 2004 and 2003.

3.	CASH DEPOSITS

At November 30, 2004 and 2003, the carrying amount of the Company’s cash deposits were $258,451 and $24,906, respectively, and the bank balances were $306,248 and $36,181, respectively. Of the bank balances, $103,250 and $36,181 were covered by federal depository insurance, respectively, and $202,998 was not covered at November 30, 2004.

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

4.	TRADE RECEIVABLES

Trade receivables are carried at original invoice amount. Trade receivables as of November 30, 2004 and 2003 were $246,985 and $269,476, respectively, and of the total, 96% and 74%, respectively, are from one casino customer. Management determines the allowance for doubtful accounts after reviewing individual customer accounts as well as considering both historical and expected credit loss experience. At November 30, 2004 and 2003, the reserve for trade receivables was $2,000 and management believes that this reserve was adequate.

5.	INVENTORIES

Inventories as of November 30 are as follows:
	2 0 0 4	2 0 0 3
Service parts	$114,321	$99,918
Fuel	4,725	4,725
Total	$119,046	$104,643

Fuel is a significant operating expense, which can fluctuate in price as a result of variations in supply and demand in the economic markets.

6.	PROPERTY AND EQUIPMENT

Property and equipment as of November 30, are as follows:

	Estimated
	Useful Lives
	(Years)	2 0 0 4	2 0 0 3

Capitalized leased - motorcoaches	15	$7,965,625	$7,965,625
Leasehold improvements	6	300,982	248,989
Machinery and equipment	5-7	132,674	103,007
Furniture and fixtures	7-10	48,161	48,161
		8,447,442	8,365,782
Less: Accumulated depreciation and amortization		3,409,868	2,860,185
Total		$5,037,574	$5,505,597

Depreciation and amortization on property and equipment charged to expense were $549,683 and $574,454 for the years ended November 30, 2004 and 2003, respectively. Accumulated amortization of capitalized leased assets total $3,018,677 and $2,487,635 at November 30, 2004 and 2003, respectively. Amortization expense for capitalized leases was $531,042 for each of the years ended November 30, 2004 and 2003.

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

7.	CAPITALIZED LEASE OBLIGATIONS

The Company leases all of its motorcoaches from various financing companies. The lease terms are generally seven (7) years and contain a purchase option, which management estimates will be substantially less than the fair market value of each motor coach at the end of the lease term. It is management’s intention to exercise the purchase option at the end of each lease. As a result, the present value of the remaining principal lease payments is recorded as a capitalized lease obligation. Upon maturity of the leases, there will be a residual balance due on each respective lease, and it is management’s intention to refinance each of the respective residual balances over a period of not less than three years at the prevailing market interest rates. The majority stockholder of the Company has provided each of the various financing companies with a personal guarantee of payment. During the year ended November 30, 2004, several of the capitalized lease obligations matured, and the Company exercised the purchase options associated with these leases, which had the effect of extending the leases on these buses generally over three (3) more years. Costs associated with the purchase options are amortized over the new terms of the leases.

	2 0 0 4	2 0 0 3
Total obligations under capital leases consists of - notes payable to finance companies, implicit interest rates ranging from 6% to 13% due in various monthly installments, maturing at various dates through May 2008.	$3,363,510	$4,185,149
Less current maturities	1,284,282	1,995,893
Long term portion	$2,079,228	$2,189,256

The majority of the Company’s bus leases require the Company to make ten monthly lease payments, with no payments due for January and February throughout the lease term. Included on the balance sheet under the caption “Accrued liabilities” is an amount that has been accrued for the interest and penalties on the bus lease payments in arrears. At November 30, 2004 and 2003, the amount of principal and interest in arrears totaled $104,459 and $98,626, respectively. In addition, the Company may be liable for penalties and other related charges. At November 30, 2004, the amounts of any additional penalties are not readily determinable by management. There have been no derogatory actions taken by any of the financing companies against the Company for being in arrears, and as of the report date the Company has made current substantially all capitalized leases. Accordingly, management believes it is in substantial compliance with its lease covenants.

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

7.	CAPITALIZED LEASE OBLIGATIONS (Continued)

Future minimum principal payments under capital lease obligations are as follows:

Years ending November 30,
2005	$1,284,282
2006	1,452,070
2007	1,053,342
2008	447,491
Total capitalized lease obligations	4,237,185
Less amounts representing interest and finance costs	(873,675)
Total present value of minimum lease payments	$3,363,510

8.	RELATED PARTY TRANSACTIONS

DUE FROM RELATED COMPANY

Due from related company consists of unsecured, non-interest bearing loans receivable with no fixed terms of repayment, and are therefore deemed payable on demand. The purpose of the loans to the related company, Bestway Tour and Travel, Inc., (“Bestway Tour”) was to supply additional working capital to Bestway Tour. There was $289,801 receivable due from the related company as of November 30, 2003, which was assigned to a major stockholder during 2004. This assignment reduced the outstanding related party receivable balance to $0 and the amount due to the stockholder at November 30, 2004 by $289,801. There were $24,110 and $59,275 loaned to the related company in connection with this receivable for the years ended November 30, 2004 and 2003, respectively.

DUE TO STOCKHOLDER

Due to stockholder consists of unsecured non-interest bearing demand notes payable. There were $57,495 and $397,057 in due to stockholder as of November 30, 2004 and 2003, respectively. The stockholder’s written intention is to not demand for repayment of this note for the next twelve months.

NOTES PAYABLE - RELATED PARTIES

Notes payable - related parties consists of non-interest bearing notes payable with no fixed terms of repayment, and are payable on demand. The purpose of the notes was to cover lease liabilities and other obligations that the Company was unable to meet during the economic downturn after the events of September 11, 2001. There were $291,500 and $444,400 in notes payable - related parties as of November 30, 2004 and 2003, respectively, and $152,900 and $122,805 were paid on notes payable - related parties for the years ended November 30, 2004 and 2003, respectively.

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

9.	MAJOR CUSTOMERS

The Company has three casino customers that as of November 30, 2004 and 2003 provided revenues equivalent to 83% and 54%, respectively, of total revenues for the year. The loss of any one or all of these customers in the aggregate could have a material effect on the Company’s operations. The balance of the Company’s customers are other casinos, tour agencies, and local community and civic groups that contract for charter services on a first-come first-served basis, usually comprising day trips.

The Company had the following concentrations of business with customers constituting greater than 10% of the Company’s gross revenues:

	For the Years Ended
	November 30,
	2 0 0 4	2 0 0 3
Customer A	47%	27%
Customer B	21%	20%
Customer C	15%	7%

10.	OTHER INCOME

The Company maintains office space in downtown New York City. All businesses in the area in which the Company is located qualified for grants and relief from various federal and state agencies due to the events of September 11, 2001. As of November 30, 2003, the Company had received a cumulative $140,983 in grants related to this event.

11.	INCOME TAXES

Income tax expense (benefit) consists of the following:

	Year Ended
	November 30,
	2004	2003
Current:
Federal	$—	$—
State	—	—
	—	—
Deferred:
Federal	$26,496	$(174,890)
State	3,786	(24,984)
	30,282	(199,874)
Total	$30,282	$(199,874)

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

11.	INCOME TAXES (continued)

A reconciliation of income tax expense (benefit) to the amount computed using statutory federal rates is as follows:

	Year Ended
	November 30,
	2004	2003
Tax at statutory rate of 35%	$25,358	$(195,890)
Non-deductible expenses	1,301	24,000
State income tax (benefit)	3,623	(27,984)
Redetermination of prior year tax liability	—	—
Total income tax	$30,282	$(199,874)

The Company has implemented SFAS No. 109 “Accounting for Income Taxes”, which provides for a liability approach to accounting for income taxes. Total deferred tax assets and liabilities as of November 30, are as follows:

	2 0 0 4	2 0 0 3

Deferred tax assets - Tax NOL	$1,282,236	$1,339,680
Deferred tax liabilities - Depreciation	(1,817,604)	(1,844,766)
Net deferred tax liability - long-term	$(535,368)	$(505,086)

Deferred income taxes result from the effect of transactions which are recognized in different periods for financial and tax reporting purposes.

Deferred income taxes are recognized for the tax consequences of temporary differences by applying statutory tax rates to differences between the financial reporting and the tax bases of existing assets and liabilities. These temporary differences related primarily to property and equipment due to the difference between book and tax depreciation on the motor coaches.

The Company has federal and state net operating loss carryforwards of approximately $3,205,589 expiring in the years 2018 through 2023. The tax benefit of these net operating loss carryforwards, based on an effective tax rate of 40% is approximately $1,282,236.

Annual fuel tax credits approximating $60,000, which do not enter into the computation of current and deferred taxes, have been netted against the related fuel costs.

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

12.	SHORT-TERM BORROWINGS AND OTHER CREDIT FACILITIES

At November 30, 2004 and 2003, there were several lines of credit or other credit facilities that were in place with the Company’s banks and other financial institutions. The total borrowings outstanding at November 30, 2004 and 2003 were $284,774 and $169,890, respectively. The weighted average interest rate for these short-term borrowings as of the fiscal year end November 30, 2004 and 2003 was approximately 5%.

13.	LONG - TERM BORROWINGS AND OTHER CREDIT FACILITIES

At November 30, 2004 and 2003, there were several lines of credit or other credit facilities that were in place with the Company’s banks, other financial institutions, and the Small Business Administration. The total borrowing outstanding on these credit facilities were $317,378 and $378,651, respectively, as follows:

	November 30,
	2004	2003
Note payable - Small Business Administration (SBA). The loan origination date was January 26, 2002. Payments on the loan began in the twenty-fifth month after the loan origination date, and continue for 336 months. The note has an interest rate of 4%, and principal and interest payments of $372 are due monthly. The loan is secured by a loan on the principal residence of the majority shareholder of the Company.	$73,574	$75,000
Note payable - Small Business Administration (SBA). The loan origination date was November 24, 2003. Payments on the loan began in the fifteenth month after the loan origination date, and continue for 60 months. The note has an interest rate of 4%, and principal and interest payments of $1,842 are due monthly. The loan is secured by the Company’s total assets.	86,243	100,000
Note payable - Small Business Administration (SBA). The loan origination date was November 24, 2003. Payments on the loan began in the fifteenth month after the loan origination date, and continue for 60 months. The note has an interest rate of 2%, and principal and interest payments of $2,629 are due monthly. The loan is secured by the Company’s total assets.	128,444	150,000

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

13.	LONG - TERM BORROWINGS AND OTHER CREDIT FACILITIES (Continued)

Note payable - Chase. The loan origination date was October 2001. The repayment terms are interest only for 12 months at 2% below the Chase Prime Rate, then sixty monthly payments of principal and interest at the Chase Prime Rate plus the Rider to the loan agreement. The interest rate calculates to 8.4%, with required fixed principal payments of $835 per month. The loan is secured by a loan on the principal residence of the majority shareholder of the Company.	29,117	39,161
Chinese American Bank - The loan was provided to the Company by one of its employees with funds borrowed by the employee from the bank. The Company was repaying the loan to the bank directly. The origination date was July 2002. The loan is a twenty-four month loan with a stated interest rate of 12.50%. The Company completed payments on this loan in July 2004.	—	10,705
Chinese American Bank - The loan was provided to the Company by one of its employees with funds borrowed by the employee from the bank. The Company was repaying the loan to the bank directly. The origination date was July 2002. The loan was a twenty-four month loan with a stated interest rate of 12.50%. The Company completed payments on this loan in July 2004.	—	3,785
	317,378	378,651
Less current portion	(59,785)	(61,021)
Long-term portion	$257,593	$317,630

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

The following are the consolidated maturities of long term debt for each of the next five years:

For the Year Ending
November 30,

2005	$59,785
2006	61,212
2007	61,802
2008	54,206
2009	15,161
Thereafter	65,212
Total	$317,378

14.	ACQUISITION OF SUBSIDIARY

On April 23, 2002, the Company acquired 7,000,000 shares of common stock of AMCO from an officer/stockholder (“officer”), who, prior to the acquisition of the shares by the Company, was the sole officer and director and its controlling stockholder. The 7,000,000 shares represented approximately 73% of AMCO's issued and outstanding common stock at November 30, 2003. These consolidated financial statements have been prepared to include the results of AMCO for the year ended December 31, 2003.

The Company acquired the shares pursuant to a Stock Purchase Agreement with the officer and the purchase price for the shares was $250,000. In addition, as part of the acquisition, the Company also loaned AMCO $101,500 (plus $35,782 in interest) to pay off the loan balance from the officer and other liabilities. The goodwill recorded totaled $339,319 at November 30, 2003, and represented the fair value of AMCO as a publicly traded company.

The Company sold the 6,900,000 shares of AMCO on November 23, 2004, for a purchase price of $375,000. Pursuant to the sale, the Company forgave all outstanding receivables owed by AMCO, amounting to $166,239 at November 23, 2004, all of which resulted in the recording of goodwill of $339,319 in prior years and an additional $14,603 in 2004. The transaction resulted in a gain of $21,078 from the sale of the subsidiary for the year ended November 30, 2004.

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

15.	COMMITMENTS AND CONTINGENCIES

The Company leases its terminal / maintenance facilities and its New York City offices under long term leases with unrelated parties. Combined rent expense for the years ended November 30, 2004 and 2003 were $164,547 and $122,049, respectively. The following represents future minimum rental payments for its noncancelable operating leases for its terminal and maintenance facility and its office facilities:

Years ending November 30,
2005	$165,567
2006	132,595
2007	131,000
2008	130,500
2009	19,000
Total	$578,662

16.	REDUCTION OF TRADE DEBT

During the year ended November 30, 2004, the Company entered into a trade debt restructuring which resulted in a reduction of future cash payments due on a trade payable. The outstanding balance was reduced from $100,211 to $59,650. The reduction of $40,561 was recognized as a reduction in operating expenses for the year ended November 30, 2004. Future payments on this debt are all due within the current period, and are included in the balance sheet caption “Accounts payable and accrued liabilities.”

17.	LITIGATION

The Company is subject to certain claims and lawsuits arising out of the ordinary course of doing business. The primary risks in the Company’s operations are bodily risks in the Company’s operations, property damage to third parties and workers’ compensation and other various liability claims. No material claims existed at November 30, 2004.

18.	SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year ended November 30, for:

	2 0 0 4	2 0 0 3

Interest	$399,310	$438,685

Income taxes	$—	$—

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

19.	COMMON STOCK

On January 18, 2002, the Company filed with the New York State Department a Certificate to amend the Company’s Certificate of Incorporation (“Amendment”). The amendment increased the number of authorized shares of common stock from 200 to 20,000,000 shares. The amendment also effected a 640,000 for 1 split of the Company’s issued and outstanding Common Stock. Therefore, as of the date of the Amendment, the 14 shares of no par value common stock that were outstanding, were restated into 8,960,000 shares of common stock, at $0.001 par value per share. The 10 shares of no par value common stock that were outstanding at November 30, 2000, were restated into 6,400,000 shares of common stock, at $0.001 par value per share.

On March 5, 2003, the Company recalled the 2,300,000 shares held by a non-related party according to the provisions of a consulting agreement, for non-performance of services. Thus, the 14,000,000 shares issued and outstanding at November 30, 2002, were reduced to 11,700,00 at November 30, 2003.

20.	RESTATED FINANCIAL STATEMENTS

In our previous report dated February 28, 2005, certain amounts relating to accrued insurance expenses and insurance proceeds receivable were not included in the financial statements. However, the Company has restated the 2004 financial statements to reflect these amounts. Assets, liabilities, retained earnings, and net income before and after taxes are all affected by the restatement.

The Company failed to accrue for certain insurance costs for service coverage over fiscal 2004 but which were not paid until after November 30, 2004. The restated financial statements include additional costs of $172,500 as part of accounts payable, as well as increased operating expenses of this same amount.

The Company also failed to accrue for insurance proceeds receivable of $117,605. An insurance claim was filed before November 30, 2004, but the proceeds were not received until after year end. Because the proceeds were received prior to the issuance of the financial statements, they were both probable and estimable and therefore are included in the restated financial statements. The effect of this transaction is an increase in the asset “insurance proceeds receivable” and a decrease in operating expenses.

BESTWAY COACH EXPRESS INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOVEMBER 30, 2004 AND 2003

The net effect of these restatements was a decrease in income before provision for taxes of $54,895, a decrease in the provision for taxes of $21,958, and a decrease in net income after taxes of $32,937. Likewise, deferred income taxes were reduced by $21,958 and retained earnings were reduced by $32,937. These changes are presented in tabular format as follows:

	For the Year Ended
	November 30, 2004
	Previously reported	Restated

Insurance proceeds receivable	$—	$117,605
Accounts payable	287,221	459,721
Deferred income taxes	557,326	535,368
Retained deficit	1,157,602	1,190,539
Operating expenses	4,257,516	4,312,411
Provision for income (taxes) benefit	(52,240)	(30,282)
Net income (loss)	75,108	42,171

BESTWAY COACH EXPRESS INC.
UNAUDITED INTERIM FINANCIAL STATEMENTS
For The Quarterly Period Ended August 31, 2005

I N D E X

Page No.

Balance Sheets August 31, 2005 (unaudited) and November 30, 2004	F-2 (Interim)

Statements of Operations for the three and nine months ended August 31, 2005 and 2004 (unaudited)	F-3 (Interim)

Statements of Changes in Stockholders’ (Deficit) for the nine months ended August 31, 2005 (unaudited)	F-4 (Interim)

Statements of Cash Flows for the nine months ended August 31, 2005 and 2004 (unaudited)	F-5 (Interim)

Condensed Notes to Unaudited Interim Financial Statements	F-6 (Interim)

F- 1 (Interim)

BESTWAY COACH EXPRESS INC.
INTERIM BALANCE SHEETS

	August 31,	November 30,
	2005	2004
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$69,807	$258,451
Trade accounts receivable, net	138,337	246,985
Fuel tax receivable	91,095	102,376
Insurance proceeds receivable	—	117,605
Due from affiliates	30,075	—
Inventories	93,341	119,046
Prepaid expenses	228,005	99,880
Total current assets	650,660	944,343

Property and equipment
Total property and equipment	8,843,953	8,447,442
Less: accumulated depreciation and amortization	(2,445,193)	(3,409,868)
Property and equipment, net	6,398,760	5,037,574

Other assets
Deposits and other assets	42,999	32,152
Total other assets	42,999	32,152
Total assets	$7,092,419	$6,014,069

Liabilities and Stockholders’ (Deficit)
Current liabilities
Checks drawn in excess of bank balance	$97,237	$9,095
Current portion of notes payable - banks	422,256	59,785
Current maturities of capitalized lease obligations	534,845	1,284,282
Notes payable - related parties	273,055	291,500
Notes payable - banks and credit card companies	400,847	284,774
Accounts payable	269,503	459,721
Payroll taxes payable	243,523	179,534
Accrued expenses	151,821	263,340
Customer deposits	950	39,665
Accrued salaries - officers	901,500	863,728
Total current liabilities	3,295,537	3,735,424

Long-term liabilities
Capitalized lease obligations, net of current maturities	980,282	2,079,228
Notes payable - banks	3,866,234	257,593
Due to stockholder	43,917	57,495
Deferred income taxes	105,016	535,368
Total long-term liabilities	4,995,449	2,929,684
Total liabilities	8,290,986	6,665,108

Stockholders’ (deficit)
Common stock, $.001 par value, 20,000,000 shares authorized, 13,700,000 shares issued, 13,680,000 and 11,700,000 shares outstanding, respectively	13,700	11,700
Additional paid-in-capital	625,800	527,800
Retained (deficit)	(1,836,067)	(1,190,539)
Total paid-in capital and retained (deficit)	(1,196,567)	(651,039)
Less: Cost of treasury stock (20,000 shares and 0 shares, respectively)	(2,000)	—
Total stockholders' (deficit)	(1,198,567)	(651,039)
Total liabilities and stockholders’ (deficit)	$7,092,419	$6,014,069

The accompanying notes are an integral part of these consolidated financial statements.

F- 2 (Interim)

BESTWAY COACH EXPRESS INC.
STATEMENTS OF OPERATIONS (UNAUDITED)

	For the three months ended August 31,		For the nine months ended August 31,
	2005	2004	2005	2004

Revenues	$1,803,066	$1,413,983	$4,755,810	$3,871,911
Operating expenses	1,755,359	1,179,463	4,355,860	3,196,400
Gross profit	47,707	234,520	399,950	675,511

General and administrative expenses	224,655	138,760	531,332	347,406
Loss on trade-in of assets under capitalized leases	467,506	-	581,098	-
Income (loss) from operations	(644,454)	95,760	(712,480)	328,105

Other income (expense)
Interest income	311	-	7,975	33
Other income	1,227	(411)	1,619	9,069
Interest expense	(149,921)	(100,893)	(372,994)	(299,047)
Total other income (expense)	(148,383)	(101,304)	(363,400)	(289,945)

Income (loss) before provision for taxes	(792,837)	(5,544)	(1,075,880)	38,160
Provision for income tax (expense) benefit	317,135	2,218	430,352	(15,265)
Net income (loss)	$(475,702)	$(3,326)	$(645,528)	$22,895
Income (loss) per share - basic and diluted	$(.03)	$(.00)	$(.05)	$.00
Weighted average number of shares used to determine loss per share	13,680,000	11,700,000	12,346,667	11,700,000

The accompanying notes are an integral part of these consolidated financial statements.

F- 3 (Interim)

BESTWAY COACH EXPRESS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ (DEFICIT) (UNAUDITED)
For the Nine Months Ended August 31, 2005

			Additional			Total
	Common Stock		Paid-In	Treasury	Retained	Stockholders’
	Shares	Amount	Capital	Stock	(Deficit)	(Deficit)

Balance at November 30, 2004	11,700,000	$11,700	$527,800	$—	$(1,190,539)	$(651,039)
Treasury stock	(20,000)	—	—	(2,000)	—	(2,000)
Issuance of common stock for loan guaranty	2,000,000	2,000	98,000	—	—	100,000
Net loss	—	—	—	—	(645,528)	(645,528)
Balance at August 31, 2005	13,680,000	$13,700	$625,800	$(2,000)	$(1,836,067)	$(1,198,567)

The accompanying notes are an integral part of these consolidated financial statements.

F- 4 (Interim)

BESTWAY COACH EXPRESS INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the nine months ended August 31,
	2005	2004
Cash flows from operating activities:
Net income (loss)	$(645,528)	$22,895
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	740,051	411,425
Deferred income taxes	(430,352)	15,265
Goodwill impairment loss	—	11,605
Loss on trade-in of capitalized leases	581,098	—
Stock based compensation	100,000	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	108,648	13,156
Fuel tax receivable	11,281	(41,896)
Insurance proceeds receivable	117,605	—
Inventories	25,705	3,769
Prepaid expenses	(128,125)	(131,961)
Due from related company	(30,075)	(13,020)
Deposits and other assets	(10,847)	24,637
Accounts payable	(190,218)	74,575
Payroll taxes payable	63,989	113,994
Accrued expenses	(111,519)	94,472
Customer deposits	(38,715)	2,495
Accrued salaries - officers	37,772	4,860
Net cash provided by operating activities	200,770	606,271

Cash flows from investing activities:
Purchase of property and equipment	(38,122)	(81,660)
Net cash used in investing activities	(38,122)	(81,660)

Cash flows from financing activities:
Checks drawn in excess of bank balance	88,142	87,404
Proceeds from notes payable - banks and credit cards	116,073	99,630
Principle payments on note payable - banks	(74,888)	(47,559)
Proceeds from notes payable - related parties	145,295	—
Payment of notes payable - related parties	(163,740)	(81,860)
Payment of due to stockholder	(13,578)	(18,076)
Purchase of treasury stock	(2,000)	—
Cash and parts credit from trade-in of capitalized leases	121,901	—
Repayment of capitalized lease obligations	(568,497)	(587,804)
Net cash used in financing activities	(351,292)	(548,265)
Net increase (decrease) in cash and cash equivalents	(188,644)	(23,654)
Cash and cash equivalents - beginning of year	258,451	24,906
Cash and cash equivalents - end of period	$69,807	$1,252

The accompanying notes are an integral part of these consolidated financial statements.

F- 5 (Interim)

Non-cash investing and financing activities:

During the nine months ended August 31, 2005, the Company traded 11 buses with a net book value of $2,147,885 toward the purchase of 11 new buses. The Company received cancellation of capital lease obligations in the amount of $1,279,886, a trade-in allowance of $165,000, and cash and parts credit of $121,901, resulting in a loss on trade-in of $581,098. The Company used the trade-in allowance and a new loan of $4,046,000 to purchase 11 buses valued at $4,211,000.

On June 5, 2005, the Company issued 2,000,000 shares of common stock to Wilson Cheng, the CEO, in exchange for his personal guaranty of the $4,046,000 loan. The shares were valued at $.05 per share at June 5, 2005, and the value of the transaction was $100,000.

F- 6 (Interim)

BESTWAY COACH EXPRESS INC.
CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
For The Quarterly Period Ended August 31, 2005

GENERAL:

The financial statements of Bestway Coach Express Inc. (the Company), included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with accounting principles generally accepted in the United States of America.

1.	CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying financial statements have been prepared by Bestway Coach Express Inc. without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and management believes that the disclosures are adequate to make the information presented not misleading. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. The results of operations presented in the accompanying condensed financial statements for the period ended August 31, 2005, are not necessarily indicative of the operating results that may be expected for the full year ending November 30, 2005. These statements should be read in conjunction with the Company’s most recent annual financial statements for the year ended November 30, 2004, included in Form 10-SB filed with the U.S. Securities and Exchange Commission.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

Bestway Coach Express, Inc. was incorporated on August 4, 1997, in New York State. The Company provides motorcoach transportation services. The majority of the Company’s revenues are derived from contracts with casinos to provide transportation services between Atlantic City, New Jersey, Connecticut, and New York City. The Company also provides charter services that are arranged by various tour agencies and via direct mail marketing campaigns directed at local schools, churches and civic associations.

The Company’s operations include a leased terminal and maintenance facility in Brooklyn, NY, a leased terminal in Long Island, NY, and a leased administrative office in New York City. The Company is subject to regulation by the Department of Transportation (the “DOT”) and certain state regulations. The Surface Transportation Board and the Federal Highway Administration (the “FHWA”) can impose civil penalties upon companies for violations of applicable regulatory requirements. The FHWA may suspend, amend or revoke a company’s motorcoach operator’s registration for an operator’s substantial failure to comply with applicable regulations. Management believes that it has conducted its operations in substantial compliance with applicable regulations and does not believe that ongoing compliance with such regulations will require the Company to make substantial capital expenditures.

F- 7 (Interim)

BESTWAY COACH EXPRESS INC.
CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
For The Quarterly Period Ended August 31, 2005

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

INVENTORIES

Inventories consist of motorcoach replacement parts and diesel fuel. Inventory cost is stated at the lower of cost or market with costs determined using the average cost method.

PROPERTY AND EQUIPMENT

Property and equipment, including capitalized leases, are recorded at cost. Depreciation is recorded over the estimated useful lives. The Company principally uses the straight-line method of depreciation for financial reporting purposes and accelerated methods and useful lives for tax reporting purposes. Maintenance costs are expensed as incurred, and renewals and betterments are capitalized. The Company’s management continually evaluates whether circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment may warrant revision or that the remaining balance may no longer be recoverable. Currently, management believes no impairment losses need to be recorded based on this evaluation.

STOCK VALUATION

In March 2002, the Company effected a private placement of 5,000,000 shares at a price per share of $0.10, raising an aggregate of $500,000. Upon completion of the offering, there were 14,000,000 shares outstanding, giving the Company a market capitalization of $1,400,000. The $0.10 offering price was determined by the board of directors of the Company at the time based upon the Company’s revenues, total assets, and total stockholder’s equity. The Company’s 2001 audited financials disclosed that the Company had $3,176,596 in revenues, $7,442,631 in total assets and Stockholder’s Equity of $220,618. In determining the Company’s stock price for purposes of the June 2005 issuance of 2 million shares to the CEO (see Note 5), the board of directors considered the same factors that it did in March 2002. Based on the Company’s audited financial statements for the fiscal year ended November 30, 2004, the Company had revenues of $5,254,666, but its total assets were only $5,896,464 and the Company had a stockholder’s deficit of $618,102. Therefore, based upon these financial indicators the board determined that the fair market value of the stock should be $0.05 per share giving the Company a market capitalization of $685,000.

F- 8 (Interim)

BESTWAY COACH EXPRESS INC.
CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
For The Quarterly Period Ended August 31, 2005

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CONCENTRATION OF CREDIT RISK

The Company provides services within New York City, New Jersey and Connecticut metropolitan areas. The Company’s accounts receivable consist primarily of receivables from casinos and various tour agencies. Management performs ongoing credit evaluations on customers and provides allowances for bad debts when considered necessary.

REVENUE RECOGNITION

Motorcoach revenues are derived from fees charged under contracts and other arrangements for motorcoach services. Services are provided both on a contracted and per seat basis. For contracted services, a rate is assessed that is generally on a daily or per mile basis, not dependent on passenger load factors. Fares for per seat services are usually determined by the Company and payment is received from individual passengers or through an independent commissioned agent. Currently, most of the Company’s revenues are derived through contracted services.

The financial statements are prepared based on the accrual method of accounting. The Company recognizes revenue when the service is provided. A liability for receipts from services sold but not yet earned is recorded as unredeemed services and included under the caption “Customer deposits” on the balance sheet.

INCOME TAXES

Income taxes are provided for under the liability method considering the tax effects of transactions reported in the financial statements, which are different from the tax return. Deferred income tax assets and liabilities represent the future tax consequences of those differences, which will be either taxable or deductible when the underlying assets or liabilities are recovered or settled.

EARNINGS (LOSS) PER SHARE

Basic income (loss) per common share (“EPS”) (“LPS”) is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares and common share equivalents during the periods presented, as long as such equivalents are not antidilutive. There were no common share equivalents during the periods presented.

INSURANCE COVERAGE

The Company maintains comprehensive vehicle liability, general liability, workers’ compensation and property insurance to insure its assets and operations, with some claims subject to certain deductibles and no deductibles for other claims. The Company’s management continually evaluates the adequacy of its insurance and whether a reserve for outstanding claims, not covered by the Company’s present insurance coverage and when certain insurance deductibles are not met, is warranted.

F- 9 (Interim)

BESTWAY COACH EXPRESS INC.
CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
For The Quarterly Period Ended August 31, 2005

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ENVIRONMENTAL RESERVES

The Company’s operations are subject to various federal, state and local environmental laws and regulations governing vehicle emissions, above ground fuel tanks and the storage, use and disposal of hazardous materials and hazardous waste in connection with its in-house maintenance operations. These laws include the Water Pollution Control Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and various state and local laws. The Company maintains a 6,000 gallon above ground storage tank at its Brooklyn garage depot. The resulting waste from this tank, as well as any from their motor coaches, must be disposed of in accordance with regulatory requirements. In the event of a spill, the Company would be responsible for the cost of the clean up, which could be significant.

The Company’s management continually evaluates whether circumstances have occurred that indicate that its maintenance facility could be identified for potential clean up and/or remediation work. On August 31, 2005, management determined that there were no existing or pending environmental liabilities.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

SIGNIFICANT ESTIMATES

Several areas require significant management estimates relating to uncertainties for which it is reasonably possible that there will be a material change in the near term. The more significant areas requiring the use of management estimates are related to the valuation of liability reserves and the useful lives for amortization and depreciation, as well as the realization of the tax benefits of net operating losses.

3.	TRADE RECEIVABLES

Trade receivables are carried at original invoice amount. Trade receivables as of August 31, 2005 and November 30, 2004 were $138,337 and $246,985, respectively, and of the total, 95% and 96%, respectively, are from one casino customer. Management determines the allowance for doubtful accounts after reviewing individual customer accounts as well as considering both historical and expected credit loss experience. At August 31, 2005 and November 30, 2004, the reserve for trade receivables was $2,000 and management believes that this reserve was adequate.

F- 10 (Interim)

BESTWAY COACH EXPRESS INC.
CONDENSED NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
For The Quarterly Period Ended August 31, 2005

4.	CHANGE IN ESTIMATE

The Company determined that a change in the estimated useful lives and salvage values of certain tangible assets was appropriate. When these assets, all motorcoaches, were originally acquired, management estimated that they would be held for their full useful life of 15 years, and estimated that the salvage value at the end of this period would be negligible. Management has determined that a more appropriate estimate would be a 7 to 10 year life, with the appropriate salvage value at the end of these periods. Life varies by motorcoach and financing methods. The change in estimate resulted in an additional $264,557 depreciation expense being recognized as part of operating expenses during the three months ended August 31, 2005.

5.	ISSUANCE OF COMMON STOCK FOR LOAN GUARANTY

On June 5, 2005, the Company issued to its CEO an additional 2,000,000 shares in connection with his agreement to personally guaranty the $4,046,000 in debt incurred by the Company to acquire new buses. The board determined, after consultation with its attorneys and others, that a guaranty fee of 2.5% or $100,000 was reasonable. The board then evaluated the financial condition and prospects of Bestway and determined that each share of Bestway common stock has a fair market value of $0.05 (see Note 1, STOCK VALUATION). The board determined that it would be in the Company’s best interests to pay the guaranty fee in stock and, therefore, issued the 2,000,000 shares.

6.	NOTES PAYABLE

On June 15, 2005, the Company purchased eleven motorcoaches for $4,211,000 from Motor Coach Industries. The purchase was financed with $165,000 trade-in allowance from eleven older buses previously traded in and a new loan of $4,046,000. The note has an interest rate of 8.25% per annum, and principal and interest payments of $56,417 are due monthly. Payments on the loan continue for 84 months to a 20% balloon payment of $809,200 due on June 15, 2012. The loan is secured by a personal guaranty by the CEO of the Company.

F- 11 (Interim)

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit Number	Description

2.1	Articles of Incorporation [Incorporated by reference to Exhibit 2.1 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]
2.2	Certificate of Amendment to Articles of Incorporation [Incorporated by reference to Exhibit 2.2 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]
2.3	Bylaws [Incorporated by reference to Exhibit 2.3 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]
6.1
Employment Agreement, dated July 5, 2005, between the Company and Wilson Cheng [Incorporated by reference to Exhibit 6.1 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

6.2
Agreement to Purchase, dated May 24, 2005, between the Company and Motor Coach Industries [Incorporated by reference to Exhibit 6.2 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

6.3
Security Agreement and Promissory Note, dated May 24, 2005, by the Company in favor of Caterpillar Financial Services Corporation [Incorporated by reference to Exhibit 6.3 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

10.1
Employment Agreement, dated July 5, 2005, between the Company and Wilson Cheng. [Incorporated by reference to Exhibit 6.1 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

10.2
Agreement to Purchase, dated May 24, 2005, between the Company and Motor Coach Industries. [Incorporated by reference to Exhibit 6.2 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

10.3
Security Agreement and Promissory Note, dated May 24, 2005, by the Company in favor of Caterpillar Financial Services Corporation. [Incorporated by reference to Exhibit 10.3 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

10.4
Agreement, dated February 1, 2004, between the Company and Salvatore Basile, as amended (for Depot). [Incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.5
Sublease, dated October 31, 2003, between the Company and Harrison Coach, Int’l. (for Secondary Depot). [Incorporated by reference to Exhibit 10.5 to Amendment No. 3 to the Company’s Registration on Form 10-SB filed with the SEC on January 25, 2006]

10.6
Agreement of Lease, dated as of February 1, 1997, between the Company and Wing Ming Properties (USA). [Incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.7
Master Lease Agreement, dated October 6, 1997, between the Company and CIT Group/Equipment Financing, Inc. (Bus #1818). [Incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.8
Commercial Transportation Lease Agreement, dated September 22, 1997, between the Company and Geico Corporation d/b/a GC Capital Fleet Services, and Lease Renewal, dated June 15, 2004, between the Company and General Electric Capital Corporation (Buses #1838 and #1848). [Incorporated by reference to Exhibit 10.8 to Amendment No. 3 to the Company’s Registration on Form 10-SB filed with the SEC on January 25, 2006]

10.9
Commercial Transportation Lease Agreement, dated November 13, 1997, between the Company and GC Capital Fleet Services (Bus #1878). [Incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.10
Lease Agreement, dated February 21, 1998, between the Company and Debis Financial Services, Inc. (Bus #1888). [Incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.11
Commercial Transportation Lease Agreement, dated December 10, 1999, between the Company and Partnership Financial Services, Inc. d/b/a ABC Financial Services (Buses #2198 and #3118). [Incorporated by reference to Exhibit 10.11 to Amendment No. 3 to the Company’s Registration on Form 10-SB filed with the SEC on January 25, 2006]

10.12
Master Lease Agreement No. 87101, dated June 8, 2001, between the Company and American Equipment Leasing, a division of EAB Leasing Corp. (Bus #3148). [Incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.13
Commercial Transportation Lease Agreement, dated June 25, 2001, between the Company and Partnership Financial Services, Inc. d/b/a ABC Financial Services (Bus #3168). [Incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.14
Operating Lease Agreement, dated April 18, 2001, between the Company and ABC Bus Leasing, Inc. (Bus #3178). [Incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.15
Commercial Transportation Lease Agreement, dated May 8, 2001, between the Company and ABC Bus Leasing, Inc. (Bus #3188). [Incorporated by reference to Exhibit 10.15 to Amendment No. 3 to the Company’s Registration on Form 10-SB filed with the SEC on January 25, 2006]

10.16
Master Lease No. 15371, dated June 8, 2001, between the Company and TFC Leasing, Inc. (Bus #3198). [Incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.17
Lease, dated January 29, 2004, between the Company and Penn Visual, Inc. [Incorporated by reference to Exhibit 10.17 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

12	Code of Ethics [Incorporated by reference to Exhibit 12 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BESTWAY COACH EXPRESS, INC.

Dated: February 9, 2006	By:	/s/ WILSON CHENG

Name: Wilson Cheng Title: President and CEO

EXHIBIT INDEX

Exhibit Number	Description

2.1	Articles of Incorporation [Incorporated by reference to Exhibit 2.1 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]
2.2	Certificate of Amendment to Articles of Incorporation [Incorporated by reference to Exhibit 2.2 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]
2.3	Bylaws [Incorporated by reference to Exhibit 2.3 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]
6.1
Employment Agreement, dated July 5, 2005, between the Company and Wilson Cheng [Incorporated by reference to Exhibit 6.1 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

6.2
Agreement to Purchase, dated May 24, 2005, between the Company and Motor Coach Industries [Incorporated by reference to Exhibit 6.2 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

6.3
Security Agreement and Promissory Note, dated May 24, 2005, by the Company in favor of Caterpillar Financial Services Corporation [Incorporated by reference to Exhibit 6.3 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

10.1
Employment Agreement, dated July 5, 2005, between the Company and Wilson Cheng. [Incorporated by reference to Exhibit 6.1 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

10.2
Agreement to Purchase, dated May 24, 2005, between the Company and Motor Coach Industries. [Incorporated by reference to Exhibit 6.2 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

10.3
Security Agreement and Promissory Note, dated May 24, 2005, by the Company in favor of Caterpillar Financial Services Corporation. [Incorporated by reference to Exhibit 10.3 to the Company’s Registration on Form 10-SB filed with the SEC on July 14, 2005]

10.4
Agreement, dated February 1, 2004, between the Company and Salvatore Basile, as amended (for Depot). [Incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.5
Sublease, dated October 31, 2003, between the Company and Harrison Coach, Int’l. (for Secondary Depot). [Incorporated by reference to Exhibit 10.5 to Amendment No. 3 to the Company’s Registration on Form 10-SB filed with the SEC on January 25, 2006]

10.6
Agreement of Lease, dated as of February 1, 1997, between the Company and Wing Ming Properties (USA). [Incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.7
Master Lease Agreement, dated October 6, 1997, between the Company and CIT Group/Equipment Financing, Inc. (Bus #1818). [Incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.8
Commercial Transportation Lease Agreement, dated September 22, 1997, between the Company and Geico Corporation d/b/a GC Capital Fleet Services, and Lease Renewal, dated June 15, 2004, between the Company and General Electric Capital Corporation (Buses #1838 and #1848). [Incorporated by reference to Exhibit 10.8 to Amendment No. 3 to the Company’s Registration on Form 10-SB filed with the SEC on January 25, 2006]

10.9
Commercial Transportation Lease Agreement, dated November 13, 1997, between the Company and GC Capital Fleet Services (Bus #1878). [Incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.10
Lease Agreement, dated February 21, 1998, between the Company and Debis Financial Services, Inc. (Bus #1888). [Incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.11
Commercial Transportation Lease Agreement, dated December 10, 1999, between the Company and Partnership Financial Services, Inc. d/b/a ABC Financial Services (Buses #2198 and #3118). [Incorporated by reference to Exhibit 10.11 to Amendment No. 3 to the Company’s Registration on Form 10-SB filed with the SEC on January 25, 2006]

10.12
Master Lease Agreement No. 87101, dated June 8, 2001, between the Company and American Equipment Leasing, a division of EAB Leasing Corp. (Bus #3148). [Incorporated by reference to Exhibit 10.12 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.13
Commercial Transportation Lease Agreement, dated June 25, 2001, between the Company and Partnership Financial Services, Inc. d/b/a ABC Financial Services (Bus #3168). [Incorporated by reference to Exhibit 10.13 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.14
Operating Lease Agreement, dated April 18, 2001, between the Company and ABC Bus Leasing, Inc. (Bus #3178). [Incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.15
Commercial Transportation Lease Agreement, dated May 8, 2001, between the Company and ABC Bus Leasing, Inc. (Bus #3188). [Incorporated by reference to Exhibit 10.15 to Amendment No. 3 to the Company’s Registration on Form 10-SB filed with the SEC on January 25, 2006]

10.16
Master Lease No. 15371, dated June 8, 2001, between the Company and TFC Leasing, Inc. (Bus #3198). [Incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

10.17
Lease, dated January 29, 2004, between the Company and Penn Visual, Inc. [Incorporated by reference to Exhibit 10.17 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]

12	Code of Ethics [Incorporated by reference to Exhibit 12 to Amendment No. 2 to the Company’s Registration on Form 10-SB filed with the SEC on December 14, 2005]